    As filed with the Securities and Exchange Commission on April 30, 1999
                                                         Registration 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                       PRIMUS KNOWLEDGE SOLUTIONS, INC.
            (Exact name of registrant as specified in its charter)

            Washington                              7372                            91-1350484
   (State or other jurisdiction        (Primary Standard Industrial             (I.R.S. Employer
 of incorporation or organization)      Classification Code Number)          Identification Number)

                                  Suite 1900
                               1601 Fifth Avenue
                           Seattle, Washington 98101
                                (206) 292-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Michael A. Brochu
         President, Chief Executive Officer and Chairman of the Board
                       Primus Knowledge Solutions, Inc.
                               1601 Fifth Avenue
                               Seattle, WA 98101
                                (206) 292-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                  Copies to:

                  Gregory Gorder                                     Alan K. Austin
                 Daniel F. Vaughn                                  Steven V. Bernard
                 Perkins Coie LLP                           Wilson Sonsini Goodrich & Rosati
          1201 Third Avenue, 40th Floor                         Professional Corporation
          Seattle, Washington 98101-3099                           650 Page Mill Road
                  (206) 583-8888                            Palo Alto, California 94304-1050
                                                                     (650) 493-9300

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                                            -------------

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                                  ------------

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                           -------------

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
            Title of Each Class                  Proposed Maximum          Amount of
      of Securities to Be Registered        Aggregate Offering Price(1) Registration Fee
----------------------------------------------------------------------------------------
Common Stock, $.025 par value per share...        $50,370,000.00           $14,003.00
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a).

                                ---------------

  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED APRIL 30, 1999

                           [PRIMUS LOGO APPEARS HERE]

                                       Shares
                                  Common Stock

  Primus Knowledge Solutions, Inc. is offering      shares of its common stock.
This is Primus's initial public offering. We have filed an application for the common stock to be quoted on the Nasdaq National Market under the symbol "PKSI."

                                --------------

             Investing in the common stock involves certain risks.
                    See "Risk Factors" beginning on page 5.

                                --------------

                                                                 Per Share Total
                                                                 --------- -----
Public Offering Price...........................................   $       $
Underwriting Discounts and Commissions..........................   $       $
Total Proceeds to Primus........................................   $       $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Primus has granted the underwriters a 30-day option to purchase up to an
additional      shares of common stock to cover over-allotments. BancBoston
Robertson Stephens Inc. expects to deliver the shares of common stock to
purchasers on       , 1999.

                                --------------

BancBoston Robertson Stephens

              Hambrecht & Quist

                            U.S. Bancorp Piper Jaffray

                                                                    FAC/Equities

                  The date of this prospectus is       , 1999

                            [ARTWORK APPEARS HERE]
FRONT COVER

[THE COMPANY'S LOGO AND A GRAPHIC REPRESENTING THE IMPORTANCE OF CUSTOMER SERVICE ACCOMPANIED BY THE FOLLOWING TEXT:

Competitive Differentiation with Customer Support

The growth of electronic commerce has made customer support a primary customer-contact point and source of customer loyalty. As products and services have become more standardized, customer support and problem resolution have become key competitive differentiators.

Capture, Solve, Reuse and Share for Better Support

Our SolutionSeries products allow customer-support personnel to capture problem-resolution information in the workflow. Our associative problem-solving technology enables our users to efficiently locate relevant solutions or create new solutions to add to the knowledge base. These new solutions are immediately available for reuse by other customer-support personnel and accessible throughout the extended enterprise via the Web.]

[THE SOLUTIONPUBLISHER, SOLUTIONEXPLORER AND SOLUTIONBUILDER LOGOS AND A GRAPHIC REPRESENTATION OF THE PRIMUS KNOWLEDGE MANAGEMENT SOLUTION ACCOMPANIED BY THE FOLLOWING TEXT:

SolutionPublisher provides an organization's customers access to around-the-clock problem resolution through Web self-service.

SolutionExplorer's Web architecture allows field-service personnel and business partners to access and contribute to the knowledge base.

SolutionBuilder enables customer-support professionals to find existing solutions and author new solutions while working with a customer.]

[SAMPLE SOLUTIONBUILDER, SOLUTIONEXPLORER, AND SOLUTIONPUBLISHER SCREENS ACCOMPANIED BY A DESCRIPTION OF EACH PRODUCT AND ITS STRENGTHS.]


INSIDE FRONT COVER

Many leading companies are using Primus SolutionSeries products to solve their customer-support problems.

[Screen shots with customers' customized interfaces]

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

  Until       , 1999, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               ----------------

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Prospectus Summary......................................................    3
Risk Factors............................................................    5
Use of Proceeds.........................................................   13
Dividend Policy.........................................................   13
Capitalization..........................................................   14
Dilution................................................................   15
Selected Consolidated Financial Data....................................   16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations..........................................................   17
Business................................................................   28
Management..............................................................   44
Certain Transactions....................................................   53
Principal Shareholders..................................................   54
Description of Capital Stock............................................   56
Shares Eligible for Future Sale.........................................   59
Underwriting............................................................   61
Legal Matters...........................................................   63
Experts.................................................................   63
Additional Information..................................................   63
Index to Consolidated Financial Statements..............................  F-1

                               ----------------

  "Primus," "SolutionBuilder," "SolutionPublisher" and "Solution X" are registered trademarks of Primus. "SolutionExplorer," "SolutionSeries," "SolutionAdmin," "Solution Reports," and "Primus Knowledge Solutions" are trademarks of Primus. "Primus" is also a service mark of Primus. This prospectus also contains trademarks and service marks of other companies, which are the property of their respective owners.

  Except where we state otherwise, we present information in this prospectus assuming (1) the conversion of all outstanding shares of preferred stock into an aggregate of 4,966,660 shares of common stock upon the closing of this offering, (2) the exercise of warrants to purchase 55,999 shares of preferred stock and subsequent conversion into 18,666 shares of common stock, (3) the exercise of warrants to purchase 47,723 shares of common stock, (4) no exercise of the underwriters' over-allotment option and (5) a 1-for-3 reverse split of our common stock.

                               PROSPECTUS SUMMARY

  This summary highlights information that we present more fully in the rest of this prospectus. The summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully.

                        Primus Knowledge Solutions, Inc.

  We are a leading provider of Web-based problem-resolution software for customer support and self-service. Our applications enable businesses to capture problem-resolution information, solve customer problems, reuse solutions stored in the knowledge base and share captured knowledge throughout the extended enterprise. Our SolutionSeries family of software products enhances an organization's problem-resolution capabilities by using our associative problem-solving technology and leveraging the Internet to extend customer support to remote employees, business partners and end-user customers.

  We believe our software allows organizations to improve customer satisfaction levels and decrease support costs by:

  . reducing the overall time needed to resolve problems
  . improving first-call resolution rates
  . increasing call deflections to the Web
  . reducing escalation of problems to senior analysts
  . increasing solution reuse
  . reducing training time

  We believe that our SolutionSeries products enable our users to realize a substantial economic return on their investment by:

  . Enhancing problem resolution through associative problem-solving technology
    We developed our products using associative problem-solving technology, rather than alternative methodologies such as enhanced text retrieval, decision trees and case-based reasoning, to improve the relevance of solutions retrieved, support and enhance diverse problem-solving approaches and cost-effectively capture knowledge in the workflow.
  . Leveraging Internet technology to extend problem-resolution solutions Our
    Web-architected applications can be deployed throughout the extended enterprise more quickly and cost effectively than traditional client/server products. Our products also enable our users to provide their customers enhanced around-the-clock Web-based self-service, reducing the overall cost of customer support. According to International Data Corporation, the cost of providing Web-based software support averages $0.45 per incident as compared to $30.00 for traditional phone support.
  . Providing scalable solutions for global organizations and their partners
    Our software has been deployed by one of our users to over 500 support engineers globally and is being used by that company to provide Web-based customer self-service support to over 130,000 registered end-users.
  . Leveraging investment in existing customer-support systems Our products integrate with most leading customer-relationship-management systems, increasing customer-support personnel productivity and customer satisfaction by reducing the need to re-gather existing customer information before proceeding to problem resolution.

  We market and sell our products primarily through a direct sales force. Our customers include: 3Com, 3M, Amdahl, Compaq, EDS, EMC, Ericsson, Fujitsu, Lucent, MCI/SHL Systemhouse, Microsoft, Motorola, Nortel Networks, Novell, NTT, SGI, Softbank, Starbucks, Williams and Xerox.


  Our objective is to establish and maintain a leadership position in providing Web-based problem-resolution software applications for the extended enterprise and its customers. Our strategy to achieve this objective is to continue to leverage the Internet, enhance our product suite, target additional vertical markets, build additional strategic relationships and extend our solutions to functional areas outside of customer support.

                                  The Offering

Common stock offered........            shares
Common stock to be
 outstanding after this
 offering...................            shares
Use of proceeds............. For general corporate purposes, including working capital. See "Use of Proceeds."
Proposed Nasdaq National
 Market symbol.............. PKSI

  Common stock to be outstanding after this offering is based on shares outstanding on March 31, 1999. It excludes 2,915,427 shares issuable on exercise of outstanding stock options granted under our 1993, 1994 and 1995 stock plans at a weighted-average exercise price of $4.12 per share, 24,641 shares of common stock available for future grants under the 1995 stock plan, 1,166,667 shares available for future grant under our 1999 stock incentive compensation plan, 600,000 shares available for future issuance under our 1999 employee stock purchase plan and 34,167 shares issuable on exercise of warrants at a weighted-average exercise price of $5.85 per share.

                      Summary Consolidated Financial Data
                     (In thousands, except per share data)

                                                               Three Months
                                  Year Ended December 31,     Ended March 31,
                                  --------------------------  ----------------
                                   1996     1997      1998     1998     1999
                                  -------  -------  --------  -------  -------
Statement of Operations Data:
 Total revenues.................. $ 2,422  $ 5,189  $  8,610  $ 1,365  $ 3,911
 Loss from operations............  (5,992)  (5,945)  (10,506)  (1,614)  (1,844)
 Net loss........................  (5,878)  (5,985)  (10,603)  (1,626)  (1,863)
 Pro forma basic and diluted net
  loss per share.................                   $  (1.32)          $ (0.20)
 Shares used in computation of
  pro forma basic and diluted net
  loss per share.................                      8,020             9,280

  The following table summarizes:

  . actual consolidated balance sheet data,

  . pro forma consolidated balance sheet data, giving effect to conversion of all outstanding shares of preferred stock into 4,966,660 shares of common stock, and

  . pro forma consolidated balance sheet data as adjusted to give effect to
    our sale of            shares of common stock offered through this
    prospectus at the assumed initial public offering price of $      per
    share and after deducting anticipated underwriting discounts and commissions and estimated offering expenses and proceeds of $337,000 from the exercise of warrants to purchase 66,389 shares of common stock at a weighted-average exercise price of $4.10.

  See "Capitalization."

                                                         March 31, 1999
                                                 -------------------------------
                                                                      Pro Forma
                                                  Actual   Pro Forma as Adjusted
                                                 --------  --------- -----------
Balance Sheet Data:
 Cash and cash equivalents...................... $  2,423  $  2,423      $
 Working capital deficit........................   (1,099)  (1,099)
 Total assets...................................   11,546    11,546
 Long-term obligations, net of current .........    1,054     1,054
 Redeemable convertible preferred stock.........   23,373       --
 Total shareholders' equity (deficit)...........  (23,318)       55

  Our headquarters are located at 1601 Fifth Avenue, Suite 1900, Seattle, Washington 98101, and our telephone number is (206) 292-1000. Our Web site is www.primus.com. We were incorporated in Washington in 1986.

                                  RISK FACTORS

  You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

We have incurred operating losses and we may not be profitable in the future

  We have incurred net losses in each quarter since inception and we expect to continue to incur net losses for the foreseeable future. As of March 31, 1999, we had an accumulated deficit of $33.4 million. We expect to continue to devote substantial resources to expand our product development, sales and marketing and client service groups. As a result, we will need to generate significant revenues to achieve and maintain profitability. We may not be profitable in any future period. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our results fluctuate from quarter to quarter

  Our license revenues have fluctuated substantially from quarter to quarter in the past and are likely to continue to fluctuate substantially in the future. Many of the factors causing the fluctuations are listed in "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Quarterly Results of Operations." In addition, the fiscal or quarterly budget cycles of our users can cause our revenues to fluctuate from quarter to quarter and applicable accounting policies may cause us to report new license agreements as deferred revenue until implementation begins. As a result, we believe that period-to-period comparisons of our operating results are not meaningful, and you should not rely on such comparisons to predict our future performance. We will continue to base our decisions regarding our operating expenses on anticipated revenue trends. To the extent these expenses are not followed by increased revenues, our operating results will suffer. Fluctuations in our operating results, particularly compared to the expectations of market analysts or investors, could cause severe volatility in the price of our common stock.

Our quarterly operating results depend on a small number of large orders

  We derive a significant portion of our product license revenue in each quarter from a small number of relatively large orders. Our operating results for a particular fiscal quarter could be materially adversely affected if we are unable to complete one or more substantial license sales or implementations planned for that quarter. During the last nine quarters, four or fewer customers accounted for more than half of that quarter's total revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Quarter-to-quarter timing of our license revenue will sometimes vary based on factors outside our control

  Under applicable accounting rules, we may experience further variability in our license revenues from quarter to quarter due to factors outside our control, including:

  . variability in the mix of new and existing customers

  . whether we are providing implementation services

  . whether implementation is delayed or takes longer than expected

  Where we are implementing the software, we will account for the agreement as an item of deferred revenue and will recognize the revenue ratably over the period of implementation. Most of our new customers begin implementation within 30 to 60 days of signing a license agreement. Once commenced, implementation of our products typically ranges from 45 to 60 days. We can't, however, guarantee that customers will begin implementation or that we will always be able to implement our software within those time periods. Thus, all of our deferred license revenue may not be recognized within the originally expected time period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our quarterly operating results may vary due to the effects of seasonality

  We expect to experience seasonality in our license revenue. To date, we believe that seasonality has been masked by other factors, such as large orders and the timing of personnel changes in our sales staff. Our customers' purchase decisions are often affected by fiscal budgetary factors and by efforts of our direct sales force to meet or exceed sales quotas. As a result, we expect new business in the last quarter of a year to be greater than new business in the first quarter of the following year. One effect of our revenue recognition policy, however, is that revenue recognized in a quarter will typically not reflect all of the new license agreements signed and shipped in that quarter. Because revenue recognized in a given quarter may be primarily associated with new business in prior quarters, revenue in the first quarter may be higher than revenue recognized in the previous fourth quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The limited sales history of our products makes it difficult to evaluate our business and prospects

  We released our first SolutionSeries product in April 1995. As of March 31, 1999, approximately 40 companies licensed our SolutionSeries products. Accordingly, the basis upon which you can evaluate our prospects in general, and market acceptance of our products in particular, is limited. The market for problem-resolution software will have to grow significantly, and we will have to achieve broad market acceptance of our products, for our business to succeed.

  Moreover, we released our Web-based products, SolutionPublisher and SolutionExplorer, in August 1996 and November 1997, respectively. The limited sales history of our Web-based products further limits your ability to evaluate our business and prospects. Additionally, part of our strategy is to extend our solutions to other functional areas where knowledge captured by our products may be useful, such as product development, sales and marketing and field service. Whether there will be significant demand for our products in these areas is untested and uncertain.

We rely on sales of only one product family

  Product-license revenues and related services from our SolutionSeries products accounted for substantially all of our total revenues during fiscal 1998, and we expect revenues from our SolutionSeries products to continue to account for substantially all of our future revenues. As a result, factors adversely affecting the demand for our SolutionSeries products, such as competition, pricing or technological change, could materially adversely affect our business, financial condition and operating results. Our future financial performance will substantially depend on our ability to sell current versions of the SolutionSeries products and our ability to develop and sell enhanced versions of SolutionSeries products.

Our future success depends in part on broad market acceptance of the Web as a delivery vehicle for problem resolution

  Part of our strategy is to continue to increase our focus on developing and marketing Web-based products. Our Web-based products accounted for approximately 33% of our software license revenue in 1998 and 51% in the first quarter of 1999. Broad market acceptance of the Web as a delivery vehicle for problem solutions to an enterprise's customers, resellers, channel partners and field representatives through Web self-service is critical to the success of our business. Thus, our future success substantially depends on continued growth in the use of the Internet and the continued development of the Internet as a viable commercial communication medium. We cannot be certain that commercial Internet usage will continue to grow as it has in the past. If use of the Internet as a commercial communication medium does not continue to grow or evolves in a way that we cannot address, our business, financial condition and operating results would be materially and adversely affected.

The usefulness of our product depends in part on factors outside our control

  The effectiveness of our SolutionSeries products depends in part on widespread adoption and use of our software by customer-support personnel in the extended enterprise and the quality of the solutions they generate. The problem-resolution database is developed by customer-support personnel that create solutions in the workflow and, sometimes, by importing a user's legacy solutions. If customer-support personnel do not adopt and use our product, necessary solutions will not be added to the database, and the database will be inadequate. Some of our users have found that customer- support personnel productivity initially drops while customer-support personnel become accustomed to using our software. If an enterprise deploying our software has not adequately planned for and communicated its expectations regarding that initial productivity decline, customer-support personnel may resist adoption of our software. In addition, if less-than-adequate solutions are created and left uncorrected by a user's quality-assurance processes or if the legacy solutions are inadequate, the database will similarly be inadequate, and the value of our SolutionSeries products to our users will be impaired. Thus, successful deployment and broad acceptance of our SolutionSeries products will depend in part on whether our users effectively roll-out and use our software products and the quality of the users' existing database of solutions, each of which are outside our control. See "Business--Products."

Our market is highly competitive

  The market for our products is new and rapidly evolving, and is expected to become increasingly competitive as current competitors expand their product offerings and new companies enter the market. We face competition in the problem-resolution software market primarily from:

  . other problem-resolution software vendors

  . e-commerce customer-management software vendors

  . our potential users' internal information technology departments, which may choose to rely upon their own proprietary problem-resolution systems or develop new proprietary systems

  As the market for problem-resolution software matures, it is possible that new and larger companies will enter the market, existing competitors will form alliances or current and potential competitors could acquire, be acquired by or establish cooperative relationships with third parties. The resulting organizations could have greater technical, marketing and other resources and improve their products to address the needs of our existing and potential users, thereby increasing their market share. Increased competition could result in pricing pressures, reduced margins or the failure of our products to achieve or maintain market acceptance. See "Business--Competition."

We are currently dependent on Versant's database software

  We incorporate into our products a database licensed from Versant. We are currently working on integrating our products with other databases, however we do not believe that the integrations will be completed for at least three to six months. Because our products currently rely on Versant's database, we depend on Versant's ability to support the database in a timely and effective manner. Until we finish integration of our products with other databases, losing access to Versant's database would have a material adverse effect on our ability to license our product to new users. See "Business--Products."

Our success depends on our ability to expand our sales and marketing infrastructure

  To date, we have licensed our products primarily through our direct sales force. Our vice president of sales began working for us in January 1999, and we are currently seeking to hire a vice president of marketing. Our future revenue growth will depend in large part on our ability to recruit, train and manage additional sales and marketing personnel and expanding our indirect distribution channels. We have experienced and continue to experience difficulty in recruiting qualified sales and marketing personnel and in establishing third-party relationships. We may not be able to successfully expand our direct sales force or other distribution channels and any such expansion may not result in increased revenues. Our business, financial condition and operating results will be materially adversely affected if we fail to expand our sales and marketing resources. See "Business--Sales and Marketing."

We may not be able to retain skilled technical personnel in a tight labor market

  Qualified technical personnel are in great demand throughout the software industry. The demand for qualified technical personnel is particularly acute in the Pacific Northwest, due to the large number of software companies and the low unemployment in the region. Our success depends in large part upon our continued ability to attract and retain highly skilled technical employees, particularly software architects and engineers. Our failure to attract and retain the highly-trained technical personnel that are integral to our direct sales, product-development and customer-support teams may limit the rate at which we can generate sales and develop new products or product enhancements. This could have a material adverse effect on our business, operating results and financial condition.

We have recently added several new members to our management team

  In the last nine months we added three new members to our senior management team, none of whom worked together prior to joining Primus. Our success depends on the performance of our senior management and their ability to work together. Failure to properly integrate them would harm our business. Much of our success also depends on Michael A. Brochu, our president and chief executive officer. The loss of Mr. Brochu's services would harm our business. See "Management."

We may be unable to expand our implementation and consulting capabilities, either internally or by expanding relationships with systems integrators and consulting firms

  If sales of new licenses increased rapidly or if we were to sign a license agreement for a particularly large or complex implementation, our client services personnel may be unable to meet the demand for implementation services. In that case, if we were unable to retain or hire highly trained consulting personnel or establish relationships with third-party systems-integrators and consultants to implement our products, we would be unable to meet customer demands for implementation and educational services related to our products. A failure to do so could have a material adverse effect on our business, operating results and financial condition. See "Business--Strategy."

There are risks associated with our international operations

  Revenues from customers outside the United States represented approximately $1.4 million in fiscal 1998, or 17% of our total 1998 revenues. A key component to our business strategy is to expand our sales and support operations internationally. Our international operations will continue to be subject to a number of risks. These risks include:

  . costs of customizing products for foreign countries

  . laws and business practices favoring local competition

  . compliance with multiple, conflicting and changing laws and regulations

  . longer sales cycles

  . greater difficulty or delay in accounts receivable collection

  . import and export restrictions and tariffs

  . difficulties in staffing and managing foreign operations

  . political and economic instability

  Our international operations also face foreign-currency-related risks. To date, substantially all of our revenues have been denominated in U.S. Dollars, but we believe that in the future, an increasing portion of our revenues will be denominated in foreign currencies, including the Euro, which was introduced in January 1999. The Euro is an untested currency and may be subject to economic risks that are not currently contemplated. Fluctuations in the value of the Euro or other foreign currencies may have a material adverse effect on our business, operating results and financial condition.

  We currently customize our products for the Japanese market. In the future, we may develop additional localized versions of our products. Localization of our products could create additional costs and cause delays in new product introductions.

We must adapt to technology trends and evolving industry standards to remain competitive

  Our market is susceptible to rapid changes due to technology innovation, evolving industry standards, and frequent new service and product introductions. New services and products based on new technologies or new industry standards expose us to risks of technical or product obsolescence. We will need to use leading technologies effectively, continue to develop our technical expertise and enhance our existing products on a timely basis to compete successfully in this industry. We cannot be certain that we will be successful in using new technologies effectively, developing new products or enhancing existing products on a timely basis or that any new technologies or enhancements used by us or offered to our customers will achieve market acceptance.

Continued integration of our products with other third-party software is important to market acceptance of our product

  Our ability to compete successfully also depends on the continued compatibility and interoperability of our products with products and systems sold by various third parties, specifically including customer-relationship-management software sold by Clarify, ONYX Software, Remedy, Siebel Systems and Vantive. Currently, these vendors have open applications program interfaces, which facilitate our ability to integrate with their systems. If any one of them should close their programs' interface or if they should acquire one of our competitors, our ability to provide a close integration of our products could become more difficult and could delay or prevent our products' integration with future systems.

We may be unable to adequately protect our proprietary rights

  Our success depends in part on our ability to protect our proprietary rights. To protect our proprietary rights, we rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, vendors and customers. We have not signed such agreements in every case. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into. We may not become aware of, or have adequate remedies in the event of, such breach.

  We pursue the registration of certain of our trademarks and service marks in the United States and in certain other countries, but we have not secured registration of all our marks. A significant portion of our marks include the word "Primus." Other companies use "Primus" in their marks alone or in combination with other words, and we cannot prevent all third-party uses of the word "Primus." We license certain trademark rights to third parties. Such licensees may not abide by compliance and quality control guidelines with respect to such trademark rights and may take actions that would adversely affect our trademarks.

Other companies may claim that we infringe their intellectual property or proprietary rights

  If any of our products violate third party proprietary rights, we may be required to reengineer our products or seek to obtain licenses from third parties, and such efforts may not be successful. We do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. Product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. In addition, other companies have filed trademark applications for marks similar to the names of our products. Although we believe that our products do not infringe the proprietary rights of any third parties, third parties could assert infringement claims against us in the future. The defense of any such claims would require us to incur substantial costs and would divert management's attention and resources to defend against any claims relating to proprietary rights, which could materially and adversely affect our financial condition and operations. Parties making such claims could secure a judgment awarding them substantial damages, as well as injunctive or equitable relief that could effectively block our ability to sell our services. Any such outcome could have a material adverse effect on our business, financial condition and operating results.

Certain existing shareholders own a large percentage of our voting stock

  Following the closing of this offering, our officers, directors and
affiliated entities together will beneficially own approximately      % of the
outstanding shares of our common stock (     % if the underwriters' over-
allotment option is exercised in full). As a result, these shareholders will be able to [influence][control] all matters requiring shareholder approval and, thereby, our management and affairs. Some matters that typically require shareholder approval include:

  . election of directors

  . certain amendments to our articles of incorporation

  . merger or consolidation

  . sale of all or substantially all our assets

  This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of our common stock. See "Principal Shareholders."

Management has broad discretion in using the proceeds from this offering

  We have not identified specific uses for the proceeds from this offering, and we will have broad discretion in how we use them. See "Use of Proceeds."

Our articles of incorporation and bylaws and Washington law contain provisions that could discourage a takeover

  Certain provisions of our articles of incorporation and our bylaws and Washington law could make it more difficult for a third party to obtain control of Primus, which could reduce the market price of our stock. See "Description of Capital Stock."

Future sales of our common stock may depress our stock price

  After this offering, we will have outstanding            shares of common
stock. Sales of a substantial number of shares of common stock in the public market following this offering could materially adversely affect the market price of our common stock. All the shares sold in this offering will be freely tradable. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:

                                                                        Number
                                                                          of
                      Date of Availability for Sale                     Shares
                      -----------------------------                     ------
        90 days after effectiveness of this offering...................
        180 days after effectiveness of this offering..................
        At various times thereafter upon the expiration of one-year holding periods....................................................
                                                                         ----
     Total.............................................................
                                                                         ====

  See "Shares Eligible for Future Sale" and "Underwriting."

Year 2000 remediation may involve significant time and expense and may reduce our future sales

  Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates or have been programmed with default dates ending in "99," the common two-digit reference for 1999. As a result, as we transition from the 20th century to the 21st century, computer systems and software used by many companies and organizations in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Although we believe the current versions of our software products are Year 2000 compliant, we may face claims based on Year 2000 issues arising from the integration of multiple products within an overall system. We may also experience reduced sales of our products as potential customers reduce their budgets or delay new purchases for customer-support software due to increased expenditures on their own Year 2000 compliance efforts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Changes in accounting standards could affect the calculation of our future operating results

  In October 1997, the American Institute of Certified Public Accountants issued its Statement of Position 97-2, "Software Revenue Recognition," and later amended its position by its Statement of Position 98-4. We adopted Statement of Position 97-2 effective January 1, 1998. Based on our interpretation of the AICPA's position, we believe our current revenue recognition policies and practices are consistent with Statement of Position 97-2 and Statement of Position 98-4. The AICPA has also issued Statement of Position 98-9, which is effective for transactions we enter into beginning January 1, 2000. However, full implementation guidelines for these standards have not yet been issued. Once available, such implementation guidelines could lead to unanticipated changes in our current revenue accounting practices which could materially adversely affect our business, financial condition and operating results. Additionally, the accounting standard setters, including the Securities and Exchange Commission and the Financial Accounting Standards Board, are reviewing the accounting standards related to stock-based compensation. Any changes to this standard or any other accounting standards could materially adversely affect our business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

You should not unduly rely on forward-looking statements

  This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipate," "believes," "expects," "future" and "intends," and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

  We expect to receive approximately $      million in net proceeds from the
sale of the            shares of common stock in this offering, at the assumed
initial public offering price of $      per share (approximately $      million
if the underwriters' over-allotment option is exercised in full).

  We intend to use the net proceeds of this offering primarily for additional working capital and other general corporate purposes, including increased domestic and international sales and marketing expenditures, increased research and development expenditures, and capital expenditures made in the ordinary course of our business. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific oral or written plans, agreements or commitments to do so, and are not currently negotiating any such acquisition or joint venture. The amounts that we actually expend for working capital purposes and capital expenditures will vary significantly depending on a number of factors, including future revenue growth, if any, the amount of cash we generate from operations and the progress of our product development efforts. As a result, we will retain broad discretion in allocating the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

  We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current credit facilities prohibit us from paying dividends without our lender's consent.

                                 CAPITALIZATION

  The following table sets forth:

  . our actual capitalization as of March 31, 1999

  . our pro forma capitalization, after giving effect to the conversion of all outstanding preferred stock into 4,966,660 shares of common stock

  . our pro forma capitalization, as adjusted to give effect to the sale of shares of common stock at the assumed initial public offering
    price of $      per share (less anticipated underwriting discounts and
    commissions and estimated expenses we expect to pay in connection with this offering) and proceeds from the exercise of warrants to purchase 66,389 shares of common stock at a weighted-average exercise price of $4.10 per share

You should read this table in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                                        March 31, 1999
                                                -------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma as Adjusted
                                                --------- --------- -----------
                                                (In thousands, except share and
                                                        per share data)
Long-term obligations, net of current
 portion......................................  $   1,054 $   1,054    $
                                                --------- ---------    -----
Redeemable convertible preferred stock;
 12,810,568 shares designated: 12,810,568
 shares issued and outstanding, actual; no
 shares issued and outstanding, pro forma and
 pro forma as adjusted........................     23,373       --

Shareholders' equity (deficit):
  Preferred stock, $.001 par value per share;
   15,000,000 shares authorized; 500,000
   issued and outstanding, actual; no shares
   issued and outstanding pro forma or pro
   forma as adjusted..........................          1       --
  Common stock, $.025 par value per share;
   50,000,000 shares authorized; 4,468,747
   shares issued and outstanding, actual;
   9,435,407 shares issued and outstanding,
   pro forma;            shares issued and
   outstanding, pro forma as adjusted(1)......        112       236
  Additional paid-in capital..................      9,975    33,225
  Accumulated deficit.........................   (33,401)  (33,401)
  Accumulated other comprehensive loss........        (5)       (5)
                                                --------- ---------    -----
    Total shareholders' equity (deficit)......   (23,318)        55
                                                --------- ---------    -----
      Total capitalization....................  $   1,109 $   1,109    $
                                                ========= =========    =====

-------
(1) Common stock excludes:
  . 235,214 shares of common stock issuable on exercise of options outstanding, of which 225,962 are exercisable, under our 1993 stock plan at a weighted average exercise price of $1.98 per share
  . 8,332 shares of common stock issuable on exercise of stock options outstanding and exercisable under our 1994 nonemployee director stock option plan at a weighted average exercise price of $2.25 per share
  . 2,671,881 shares of common stock issuable on exercise of options outstanding, of which 1,055,510 shares are exercisable, under our 1995 stock plan at a weighted-average exercise price of $4.31 per share and 24,641 shares of common stock reserved for future issuance under our 1995 plan
  . 1,166,667 shares of common stock reserved for issuance under our 1999 stock plan
  . 600,000 shares available for issuance under our 1999 employee stock purchase plan
  . 34,167 shares issuable on exercise of warrants outstanding at a weighted-average exercise price of $5.85 per share

                                    DILUTION

  If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock on an as-if-converted basis, as adjusted assuming the cash exercise of the warrants referred to below.

  Our pro forma net tangible book value at March 31, 1999, after giving effect to (1) the conversion of all outstanding preferred stock into 4,966,660 shares of common stock upon the closing of this offering and (2) proceeds from the exercise of warrants to purchase 66,389 shares of common stock at a weighted-average exercise price of $4.10 per share, was $327,000, or $0.03 per share of
common stock. After giving effect to the sale of the      shares of common
stock at the assumed initial public offering price of $     per share (less
anticipated underwriting discounts and commissions and estimated expenses we expect to pay in connection with this offering), our pro forma as adjusted net
tangible book value at March 31, 1999 would have been $    , or $     per
share. This represents an immediate increase in the pro forma net tangible book
value of $     per share to existing shareholders and an immediate dilution of
$     per share to new investors, or approximately   % of the assumed initial
public offering price of $     per share.

  The following table illustrates this per share dilution:

Assumed initial public offering price per share....................       $
Pro forma net tangible book value per share at March 31, 1999...... $0.03
Increase per share attributable to new investors...................
                                                                    -----
Pro forma as adjusted net tangible book value per share after this offering..........................................................
                                                                          ----
Dilution per share to new investors................................       $
                                                                          ====

  The following table shows, as of March 31, 1999 on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing common stock in this offering:

                             Shares Purchased  Total Consideration
                             ----------------- ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                             --------- ------- ----------- ------- -------------
Existing shareholders....... 9,501,796      %  $33,748,000      %      $3.55
New investors...............
                             ---------   ---   -----------   ---
  Total.....................             100%  $             100%
                             =========   ===   ===========   ===

  At March 31, 1999, we had outstanding options to purchase shares of common stock as follows:

                                                      Number of Weighted Average
                                                       Options   Exercise Price
                                                      --------- ----------------
   1993 stock plan...................................   235,214      $1.98
   1994 stock plan...................................     8,332       2.25
   1995 stock plan................................... 2,671,881       4.31
                                                      ---------
     Total........................................... 2,915,427       4.10
                                                      =========

  We also have available 1,166,667 shares for grant under our 1999 stock plan and 600,000 shares for issuance under our 1999 employee stock purchase plan. To the extent the option holders exercise outstanding options, or any options we grant in the future, there will be further dilution to new investors. Both of these plans have provisions to automatically add shares to the plan in certain circumstances. In April, we reserved an additional 500,000 shares under our 1995 plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data and other operating information are derived from our consolidated financial statements. The statement of operation and balance sheet data presented below were derived from our audited consolidated financial statements. The information for years 1996 through 1998 have been audited by Ernst & Young LLP, independent auditors. In our opinion, our unaudited financial statements for the three-month periods ended March 31, 1998 and 1999 and at March 31, 1999 have been prepared on a basis consistent with our audited financial statements and contain all adjustments which include only normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for those periods. When you read this selected consolidated financial data, it is important that you also read the historical consolidated financial statements and related notes included in this prospectus, as well as the section of this prospectus related to "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

                                                                        Three Months
                                 Year Ended December 31,               Ended March 31,
                         --------------------------------------------  ----------------
                          1994     1995     1996     1997      1998     1998     1999
                         -------  -------  -------  -------  --------  -------  -------
                                  (In thousands, except per share data)
Statement of Operations
 Data:
Revenues:
  License............... $    14  $   427  $ 1,459  $ 3,558  $  6,034  $   948  $ 2,901
  Service...............      --      193      963    1,631     2,576      417    1,010
                         -------  -------  -------  -------  --------  -------  -------
   Total revenues.......      14      620    2,422    5,189     8,610    1,365    3,911
Cost of revenues:
  License...............      --       43      137      317       348       12      145
  Service...............      --      332    1,090    2,086     2,461      526      790
                         -------  -------  -------  -------  --------  -------  -------
   Total cost of
    revenues............      --      375    1,227    2,403     2,809      538      935
                         -------  -------  -------  -------  --------  -------  -------
Gross profit............      14      245    1,195    2,786     5,801      827    2,976
Operating expenses:
  Sales and marketing...     917    2,118    3,499    4,613     9,750    1,268    2,876
  Research and
   development..........     674    1,545    2,459    2,538     3,286      713    1,065
  General and
   administrative.......     712    1,111    1,229    1,580     3,271      460      879
                         -------  -------  -------  -------  --------  -------  -------
   Total operating
    expenses............   2,303    4,774    7,187    8,731    16,307    2,441    4,820
                         -------  -------  -------  -------  --------  -------  -------
Loss from operations....  (2,289)  (4,529)  (5,992)  (5,945)  (10,506)  (1,614)  (1,844)
Interest income
 (expense), net.........      --      (53)     114      (40)      (52)     (12)       8
                         -------  -------  -------  -------  --------  -------  -------
Loss before income
 taxes..................  (2,289)  (4,582)  (5,878)  (5,985)  (10,558)  (1,626)  (1,836)
Income tax provision....      --       --       --       --       (45)      --      (27)
                         -------  -------  -------  -------  --------  -------  -------
Net loss................ $(2,289) $(4,582) $(5,878) $(5,985) $(10,603) $(1,626) $(1,863)
                         =======  =======  =======  =======  ========  =======  =======
Pro forma basic and
 diluted net loss per
 share(1)...............                                     $ (1.32)           $(0.48)
Shares used in
 computation of pro
 forma basic and diluted
 net loss per share(2)..                                        8,020             9,280

                                       December 31,                     March 31, 1999
                         --------------------------------------------  ------------------
                                                                                   Pro
                          1994     1995    1996      1997      1998     Actual   Forma(2)
                         -------  ------  -------  --------  --------  --------  --------
                                               (In thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $     6  $  227  $ 2,014  $    711  $  2,583  $  2,423  $ 2,423
Working capital
 (deficit)..............  (1,154)   (923)   2,043    (1,957)     (216)   (1,099)  (1,099)
Total assets............     454   1,737    5,877     5,274    13,687    11,546   11,546
Long-term obligations,
 net of current.........      85     240      738       386     1,073     1,054    1,054
Redeemable convertible
 preferred stock........     --      --     8,128    10,399    23,157    23,373      --
Total shareholders'
 equity (deficit).......    (914)   (223)  (5,291)  (11,487)  (22,247)  (23,318)      55

-------
(1) See notes 1 and 12 of notes to consolidated financial statements for an explanation of the method used to calculate pro forma basic and diluted loss per share.
(2) Adjusted to reflect the conversion of all outstanding preferred stock into 4,966,660 shares of common stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This section of this prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. We use words such as "anticipate," "believes," "expects," "future" and "intends," and similar expressions to identify forward-looking statements. You should not unduly rely on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. For a description of these risks, see "Risk Factors."

Overview

  Our predecessor, Symbologic Corporation, incorporated in October 1986 and initially focused on a software development tool for creation of systems to gather organizational expertise. In 1992, we licensed that product line to another company and founded the Customer Support Consortium, a consortium of leading software and hardware companies focused on advancing customer-support strategies, models and standards. From 1992 to 1995, we directed our attention to customer-support products and began developing our SolutionSeries products. In 1995, we changed our name to Primus and released SolutionBuilder, our first SolutionSeries product. We launched our first Web-based products, SolutionPublisher and SolutionExplorer, in 1996 and the end of 1997, respectively. In 1997, we also divested our interest in the Customer Support Consortium in conjunction with its transition to an independent nonprofit entity.

  Our revenues, which consist of software license revenues and related client services revenues, totaled $2.4 million, $5.2 million and $8.6 million in 1996, 1997 and 1998, respectively. For the foreseeable future, we expect substantially all of our revenues will continue to be derived from our SolutionSeries product family and related services. We market our software and services through our direct sales organization in the United States and the United Kingdom. In Japan, Primus KK, a Japanese joint venture in which we hold a 14.3% minority interest, distributes our products. Our international sales constituted 17% of our 1998 revenues and 36% of our revenues for the first quarter of 1999. We believe that international revenues, as a percentage of our total revenues, will vary substantially on a quarterly basis for the forseeable future.

  We price our software licenses based on the number of servers, users and/or concurrent users. From time to time, we grant discounts to customers with large installations or who license several SolutionSeries products concurrently.

  Our service revenues consist of consulting, training and maintenance and support fees. We provide consulting and training services relating to our products on a time-and-materials basis under installation services agreements with our customers. We provide maintenance and support services to our customers under renewable one-year maintenance and support agreements, which we price as a percentage of our license fees.

  Before 1998, we recognized software license revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1. Beginning in 1998, we have recognized software license revenue in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," and related amendment and interpretations contained in the AICPA's Statement of Position 98-4. We typically recognize software license revenues over the software implementation period if:

  . we have signed a noncancelable license agreement with a customer

  . we have shipped the software

  . the fee is fixed and determinable

  . there is sufficient vendor-specific objective evidence to support allocation of the total fee to all elements of multiple-element arrangements

  . the fee is collectible

We currently recognize license revenue over the implementation period if implementation services are included in the original license arrangement. As a result, even where we have a signed license agreement for the purchase of our software and have shipped the software, license revenue recognition depends on whether we have begun implementation. While implementation services are not essential to the functionality of our software, due to the relatively recent introduction of our product line, our desire to ensure customer satisfaction while we seek to build market share, the limited number of installations of our products to date and the limited number of third-party vendors that currently provide implementation services, we have concluded that revenue recognition over the implementation period is appropriate. Consequently, we account for agreements for which we have agreed to provide implementation as an item of deferred revenue and recognize the revenue ratably over the period of implementation. On the other hand, for license agreements under which we have no implementation responsibility, we generally recognize revenue from the agreement upon shipping the software, which we typically accomplish shortly after signing a license agreement.

  For new users, we typically agree to implement our software. Conversely, examples of situations under which we have no implementation responsibility would include a license agreement to add users for an existing customer or a license agreement with a new customer who is using an outside implementation service provider or is relying on its own internal implementation services. Most of our new customers begin implementation within 30 to 60 days of signing a license agreement. Once commenced, implementation of our products typically ranges from 45 to 60 days.

  We enter into reseller arrangements that typically provide for sublicense fees payable to us based on a percentage of our list price. We recognize sublicense fees as they are reported by the reseller when it relicenses our products to users of our products.

  We believe our current revenue-recognition policies and practices are consistent with applicable AICPA accounting pronouncements; however, the AICPA has not issued full interpretation guidelines for its latest standards yet. We might find it necessary to change our current revenue accounting practices once the AICPA issues its interpretation guidance. Any changes in revenue-recognition policies could result in substantial changes in the timing of our future revenues and earnings. The AICPA recently issued its Statement of Position 98-9, which provides certain amendments to its Statement of Position 97-2 and is effective for transactions entered into beginning January 1, 2000. We do not expect implementation of this latest AICPA pronouncement to materially impact our revenue recognition practices.

  Since 1992, we have invested heavily in product development and in building our sales, marketing and client services organizations. From November 1997 through February 1999, we made a strategic investment in building our executive management team to help us execute our long-term growth strategy. We have incurred quarterly net losses since inception, and as of March 31, 1999, had an accumulated deficit of $33.4 million. We anticipate that our operating expenses will continue to increase substantially for the foreseeable future as we continue to expand our product development, sales and marketing and client-services staff.

Results of Operations

  The following table presents certain financial data as a percentage of total revenues for the periods indicated:

                                                               Three Months
                                    Year Ended December        Ended March
                                            31,                    31,
                                    ------------------------   --------------
                                     1996     1997     1998     1998    1999
                                    ------   ------   ------   ------   -----
Statement of Operations Data:
Revenues:
 License...........................   60.2 %   68.6 %   70.1 %   69.5 %  74.2%
 Service...........................   39.8     31.4     29.9     30.5    25.8
                                    ------   ------   ------   ------   -----
  Total revenues...................  100.0    100.0    100.0    100.0   100.0
                                    ------   ------   ------   ------   -----
Cost of revenues:
 License...........................    5.7      6.1      4.0      0.9     3.7
 Service...........................   45.0     40.2     28.6     38.5    20.2
                                    ------   ------   ------   ------   -----
  Total cost of revenues...........   50.7     46.3     32.6     39.4    23.9
                                    ------   ------   ------   ------   -----
Gross margin.......................   49.3     53.7     67.4     60.6    76.1
Operating expenses:
 Sales and marketing...............  144.5     88.9    113.2     92.9    73.5
 Research and development..........  101.5     48.9     38.2     52.2    27.2
 General and administrative........   50.7     30.5     38.0     33.7    22.5
                                    ------   ------   ------   ------   -----
  Total operating expenses.........  296.7    168.3    189.4    178.8   123.2
                                    ------   ------   ------   ------   -----
Loss from operations............... (247.4)  (114.6)  (122.0)  (118.2)  (47.1)
Interest income, net...............    4.7     (0.8)    (0.6)    (0.9)    0.2
                                    ------   ------   ------   ------   -----
Loss before income taxes........... (242.7)  (115.4)  (122.6)  (119.1)  (46.9)
Income tax provision ..............    --       --      (0.5)     --     (0.7)
                                    ------   ------   ------   ------   -----
Net loss........................... (242.7)% (115.4)% (123.1)% (119.1)% (47.6)%
                                    ======   ======   ======   ======   =====

Revenues

  We derive our revenues from the sale of software products and related services including support and maintenance contracts. Revenues were $1.4 million and $3.9 million for the three months ended March 31, 1998 and 1999, respectively, representing an increase in the first quarter of 1999 of $2.5 million or 187% over the comparable quarter of the prior year. Revenues were $2.4 million, $5.2 million and $8.6 million in 1996, 1997 and 1998, respectively, representing increases of $2.8 million or 114% from 1996 to 1997 and $3.4 million or 66% from 1997 to 1998. During 1996 and 1997, no single customer accounted for 10% or more of total revenues. Purchases by one customer, 3Com, represented 12% of our 1998 revenues.

  License Revenue. License revenues were $948,000 and $2.9 million for the three months ended March 31, 1998 and 1999, respectively, representing an increase in the first quarter of 1999 of $2.0 million or 206% over the comparable quarter of the prior year. The increase was due to increased market acceptance of our SolutionSeries products, increased international sales and increases in both the size and productivity of the sales force. License revenues were $1.5 million, $3.6 million and $6.0 million in 1996, 1997 and 1998, respectively, representing increases of $2.1 million, or 144%, from 1996 to 1997 and $2.5 million, or 70%, from 1997 to 1998. The increase from 1996 to 1997 was primarily a result of increased market acceptance of SolutionBuilder and introduction of SolutionPublisher in August 1996. The increase from 1997 to 1998 primarily resulted from introduction of SolutionExplorer in November 1997, the increased size of our sales force and increased international sales, as a result of the opening of our U.K. sales office and sales through our Japanese distributor.

  Service Revenue. Service revenues were $417,000 and $1.0 million for the three months ended March 31, 1998 and 1999, respectively, representing an increase in the first quarter of 1999 of $593,000, or 142%, over the comparable quarter of the prior year. Service revenues were $963,000, $1.6 million and $2.6 million in 1996, 1997 and 1998, respectively, representing increases of $668,000, or 69%, from 1996 to 1997 and $945,000, or 58%, from 1997 to 1998.
All of the increases resulted primarily from increases in purchases of maintenance and support contracts by our growing installed customer base and consulting fees attributable to an increased number of implementations. We expect the proportion of service revenues to total revenues to fluctuate in the future, depending in part on use of third-party consulting and implementation service providers.

Cost of Revenues

  Cost of License Revenue. Cost of license revenue includes royalties and fees paid to third parties under license arrangements and costs related to media and duplication for our products and manuals. Cost of license revenues were $12,000 and $145,000 for the three months ended March 31, 1998 and 1999, respectively, and $137,000, $317,000 and $348,000 in 1996, 1997 and 1998, respectively. The cost of licenses increased $133,000, or 1,108%, from the three months ended March 31, 1998 to the three months ended March 31, 1999, and $180,000, or 131%, from 1996 to 1997, and $31,000, or 10%, from 1997 to 1998. Cost of licenses as a percentage of license revenues were 1.3% and 5.0% for the three months ended March 31, 1998 and 1999, respectively, and 9.4%, 8.9% and 5.8% for 1996, 1997 and 1998, respectively. We anticipate that our cost of license revenue will continue to increase in absolute dollars. Our cost of license revenue as a percent of license revenue has varied in the past due to the volume of product sales and the type of the royalty agreements in place at the time.

  Cost of Service Revenue. Cost of service revenue includes personnel and other costs related to professional services and customer support. Cost of service revenue were $526,000 and $790,000 for the three months ended March 31, 1998 and 1999, respectively, and $1.1 million, $2.1 million and $2.5 million in 1996, 1997 and 1998, respectively. Cost of service revenue increased $264,000, or 50%, from the three months ended March 31, 1998 to the three months ended March 31, 1999, and $996,000, or 91%, from 1996 to 1997, and $375,000, or 18%, from 1997 to 1998. The increases in cost of service revenue from 1996 to the first quarter of 1999 was a result of hiring and training a consulting organization to successfully implement our SolutionSeries products. Cost of service revenue as a percentage of service revenues were 126% and 78% for the three months ended March 31, 1998 and 1999, respectively, and 113%, 128% and 95% for 1996, 1997 and 1998, respectively. The decrease in cost of service revenues as a percentage of services revenues from the first quarter of 1998 to the first quarter of 1999 was primarily due to higher utilization rates as a result of higher levels of consulting-services activity and increased experience of the customer-support personnel.

Operating Expenses

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries, bonuses and commissions earned by sales and marketing personnel, travel and costs associated with marketing programs, such as trade shows, public relations and new product launches. Sales and marketing expenses were $1.3 million and $2.9 million for the three months ended March 31, 1998 and 1999, respectively, and $3.5 million, $4.6 million and $9.8 million in 1996, 1997 and 1998, respectively. Sales and marketing expenses increased $1.6 million, or 127%, for the three months ended March 31, 1998 as compared to the three months ended March 31, 1999, and $1.1 million, or 32%, from 1996 to 1997, and $5.1 million, or 111%, from 1997 to 1998. The increase from 1996 to the first quarter of 1999 resulted primarily from the hiring of sales management, sales representatives, sales engineers and marketing personnel, as well as higher commissions paid as a result of revenue growth. Sales and marketing employees totaled 30 and 58 as of March 31, 1998 and 1999, respectively, and 23, 24 and 52 at December 31, 1996, 1997 and 1998, respectively. The launch of our U.K. office in August 1998 contributed to the increase of sales and marketing headcount that year. Sales and marketing expenses as a percentage of total revenues were 93% and 74% for the three months ended March 31, 1998 and 1999, respectively, and 144%, 89% and 113% for 1996, 1997 and 1998, respectively. The increase in sales and marketing expense as a percentage of total revenues from 1997 to 1998 was due to headcount growth, attributable in part to the launch of our U.K. office. We believe that a significant increase in our sales and marketing efforts is essential for us to maintain market position and further increase market acceptance of our products. Accordingly, we anticipate that we will continue to invest significantly in sales and marketing for the foreseeable future, and the dollar amount of sales and marketing expenses will increase in future periods.

  Research and Development. Research and development expenses consist primarily of salaries and benefits for software developers, product managers and quality assurance personnel and payments to outside contractors. Research and development expenses were $713,000 and $1.1 million for the three months ended March 31, 1998 and 1999, respectively, and $2.5 million, $2.5 million and $3.3 million in 1996, 1997 and 1998, respectively. Research and development expenses increased $352,000, or 49%, from the three months ended March 31, 1998 to the three months ended March 31, 1999, $79,000, or 3%, from 1996 to 1997 and $748,000, or 30%, from 1997 to 1998. The increases from 1997 to the three months ended March 31, 1999 were primarily due to increased hiring of software developers and quality-assurance staff to support development of our new products and enhancements to our existing products and to an increase in compensation levels for development and quality-assurance personnel. Research and development personnel totaled 28 and 38 as of March 31, 1998 and 1999, respectively, and 24 and 31 for 1997 and 1998, respectively. Research and development expenses as a percentage of total revenues were 52% and 27% for the three months ended March 31, 1998 and 1999, respectively, and 102%, 49% and 38% for 1996, 1997 and 1998, respectively. We believe that a significant increase in our research and development investment is essential for us to maintain our market position, to continue to expand our product line and to develop additional applications for our associative-based technology. Accordingly, we anticipate that we will continue to invest significantly in product research and development for the foreseeable future, and research and development expenses are likely to increase in future periods. In the development of our new products and enhancements of existing products, the technological feasibility of our software is not established until substantially all product development is complete. Accordingly, software development costs eligible for capitalization were insignificant, and all costs related to internal research and development have been expensed as incurred.

  General and Administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for executive, finance, administrative and information services personnel. General and administrative expenses were $460,000 and $879,000 for the three months ended March 31, 1998 and 1999, respectively, and $1.2 million, $1.6 million and $3.3 million in 1996, 1997 and 1998, respectively. General and administrative expenses increased $419,000, or 91%, from the three months ended March 31, 1998 to the three months ended March 31, 1999, and $351,000, or 29%, from 1996 to 1997, and $1.7 million, or 107%, from 1997 to 1998. The increase from 1996 to the first quarter of 1999 was primarily the result of our hiring additional executive, finance, and administrative personnel to support the growth of our business during these periods. The increase in general and administrative expenses from 1997 to 1998 also reflects an increase in reserve accounts, such as in the allowance for doubtful accounts related to our increase in revenues. General and administrative expenses as a percentage of total revenues were 34% and 22% for the three months ended March 31, 1998 and 1999, respectively, and 51%, 30% and 38% for 1996, 1997 and 1998, respectively. The increase in general and administrative expenses as a percentage of total revenues from 1997 to 1998 was primarily due to growth in administrative headcount as we added to our executive team. We believe that our general and administrative expenses will continue to increase as a result of the continued expansion of our administrative staff and the expenses associated with becoming a public company, including, but not limited to, annual and other public-reporting costs, directors' and officers' liability insurance, investor-relations programs and professional-services fees.

  Income Taxes. As of December 31, 1998, we had net operating loss carryforwards for federal and state income tax reporting purposes of approximately $24.8 million and research and development tax credit carryforwards of $418,000, which begin to expire in 2001, if not utilized. The Internal Revenue Code contains provisions that limit the use in any future period of net operating loss and credit carryforwards upon the occurrence of certain events, including significant change in ownership interests. We had deferred tax assets, including our net operating loss carryforwards and tax credits, totaling approximately $10.9 million as of December 31, 1998. We have recorded a valuation allowance for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance. See note 6 of the notes to our consolidated financial statements.

Quarterly Results of Operations

  The following table presents our unaudited quarterly results of operations for 1998 and the three months ended March 31, 1999. You should read the following table in conjunction with our consolidated financial statements and the notes related thereto. We have prepared this unaudited information on a basis consistent with the audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from our quarterly results of operations.

                                               Three Months Ended
                                 ------------------------------------------------
                                                                Dec.
                                 March 31, June 30,  Sept. 30,   31,    March 31,
                                   1998      1998      1998     1998      1999
                                 --------- --------  --------- -------  ---------
                                                 (In thousands)
Statement of Operations Data:
Revenues:
 License.......................   $   948  $ 1,231    $ 1,419  $ 2,436   $ 2,901
 Service.......................       417      592        790      777     1,010
                                  -------  -------    -------  -------   -------
 Total revenues................     1,365    1,823      2,209    3,213     3,911
                                  -------  -------    -------  -------   -------
Cost of revenues:
 License.......................        12       17         58      261       145
 Service.......................       526      502        710      723       790
                                  -------  -------    -------  -------   -------
 Total cost of revenues........       538      519        768      984       935
                                  -------  -------    -------  -------   -------
Gross profit...................       827    1,304      1,441    2,229     2,976
Operating expenses:
 Sales and marketing...........     1,268    2,056      3,069    3,357     2,876
 Research and development......       713      934        885      754     1,065
 General and administrative....       460      569        709    1,533       879
                                  -------  -------    -------  -------   -------
 Total operating expenses......     2,441    3,559      4,663    5,644     4,820
                                  -------  -------    -------  -------   -------
Loss from operations...........    (1,614)  (2,255)    (3,222)  (3,415)   (1,844)
Interest income (expense),
 net...........................       (12)     (41)       (26)      27         8
                                  -------  -------    -------  -------   -------
Loss before income taxes.......    (1,626)  (2,296)    (3,248)  (3,388)   (1,836)
Income tax provision ..........       --       --         --       (45)      (27)
                                  -------  -------    -------  -------   -------
Net loss.......................   $(1,626) $(2,296)   $(3,248) $(3,433)  $(1,863)
                                  =======  =======    =======  =======   =======

  The following table sets forth unaudited quarterly results of operations as a percentage of total revenues for 1998 and the three months ended March 31, 1999.

                                            Three Months Ended
                              ---------------------------------------------------
                              March 31,  June 30,  Sept. 30,  Dec. 31,  March 31,
                                1998       1998      1998       1998      1999
                              ---------  --------  ---------  --------  ---------
Statement of Operations
 Data:
Revenues:
 License....................     69.5 %     67.5 %    64.2 %     75.8 %    74.2 %
 Service....................     30.5       32.5      35.8       24.2      25.8
                               ------     ------    ------     ------    ------
 Total revenues.............    100.0      100.0     100.0      100.0     100.0
                               ------     ------    ------     ------    ------
Cost of revenues:
 License....................      0.9        0.9       2.6        8.1       3.7
 Service....................     38.5       27.5      32.2       22.5      20.2
                               ------     ------    ------     ------    ------
 Total cost of revenues.....     39.4       28.4      34.8       30.6      23.9
                               ------     ------    ------     ------    ------
Gross margin................     60.6       71.6      65.2       69.4      76.1
Operating expenses:
 Sales and marketing........     92.9      112.8     138.9      104.5      73.5
 Research and development...     52.2       51.2      40.1       23.5      27.2
 General and
  administrative............     33.7       31.2      32.1       47.7      22.5
                               ------     ------    ------     ------    ------
 Total operating expenses...    178.8      195.2     211.1      175.7     123.2
                               ------     ------    ------     ------    ------
Loss from operations........   (118.2)    (123.6)   (145.9)    (106.3)    (47.1)
Interest income (expense),
 net........................     (0.9)      (2.3)     (1.2)       0.8       0.2
                               ------     ------    ------     ------    ------
Loss before income taxes....   (119.1)    (125.9)   (147.1)    (105.5)    (46.9)
Income tax provision .......      --         --        --        (1.4)     (0.7)
                               ------     ------    ------     ------    ------
Net loss....................   (119.1)%   (125.9)%  (147.1)%   (106.9)%  (47.6)%
                               ======     ======    ======     ======    ======

  The trends discussed above in the annual and quarterly comparisons of operating results generally apply to the comparison of operating results for the five quarters in the 15-month period ended March 31, 1999. General and administrative expenses for the fourth quarter of 1998 were significantly higher than prior periods primarily due to year-end compensation accruals and increases in reserve accounts, such as our allowance for doubtful accounts related to our increase in revenues. Our quarterly operating results have varied widely in the past, and we expect that they will continue to fluctuate in the future as a result of a number of factors, many of which are outside our control. We expect to experience seasonality with respect to software license revenues. To date, we believe that seasonality has been masked by other factors, such as the impact of large transactions and personnel changes.

  We believe that our period-to-period operating results are not meaningful, and you should not rely on them as indicative of our future performance. You should also evaluate our prospects in light of the risks, expenses and difficulties commonly encountered by comparable early-stage companies in new and rapidly emerging markets. We can't assure you that we will successfully address the risks and challenges that face us. In addition, although we have experienced significant revenue growth recently, we can't assure you that our revenue will continue to grow or that we will become or remain profitable in the future. Our future operating results will depend on many factors, including:

  . demand for our products and services

  . product and price competition

  . variability in the mix of our license and service revenues

  . variability in the mix of our direct versus indirect license revenues

  . variability in the mix of services that we perform versus those performed for our customers by others

  . success in expanding our direct sales force and indirect distribution channels

  . our ability to develop and market new and enhanced products on a timely basis

  . timing of our new product introductions and product enhancements or those of our competitors

  . continued purchases by our existing customers, including additional license and maintenance revenues

  . international sales and strategic acquisitions

  . the loss of any key employees and timing of our new hires

Liquidity and Capital Resources

  Since our inception, we have primarily financed our operations through the private sale of our equity securities, resulting in net proceeds of $33.5 million through March 31, 1999. To a lesser extent, we have financed our operations through equipment financing and traditional lending arrangements.

  As of March 31, 1999, we had cash and cash equivalents of $2.4 million, a decrease from $2.6 million of cash and cash equivalents held as of December 31, 1998. Our working capital deficit at March 31, 1999 was $1.1 million, compared to working capital deficit of $216,000 at December 31, 1998. The increase in the working capital deficit is attributable to a $2.0 million decrease in cash and securities available-for-sale and accounts receivable, offset by a $1.4 million decrease in current liabilities during the first quarter of 1999. As of March 31, 1999, working capital excluding deferred revenue was $5.6 million compared to $7.4 million at December 31, 1998.

  As of March 31, 1999, we had $1.6 million outstanding under a senior term-loan facility with Imperial Bank that bears interest at a rate equal to the bank's prime rate plus 1%, which equaled 8.75% as of March 31, 1999. In April 1999, we entered into a $5.0 million working-capital revolving line of credit with Imperial Bank that is secured by our accounts receivable and bears interest at the bank's prime rate plus .75%, which was 8.5% as of March 31, 1999. This facility allows us to borrow up to the lesser of 80% of our eligible accounts receivable or $5 million. The facility will expire in April 2000. In April 1999, we also obtained a $1.0 million capital-equipment line of credit with Imperial Bank that bears interest at a rate equal to the bank's prime rate plus 1.0%, which equaled 8.75% as of March 31, 1999. All of our lending facilities require us to maintain certain financial covenants, including requirements that we maintain certain financial ratios. We were in compliance with or received waivers of all of these financial covenants at March 31, 1999.

  Our operating activities resulted in net cash outflows of $674,000 and $2.2 million for the three months ended March 31, 1998 and March 31, 1999, respectively. The increase in operating cash outflows from the three months ended March 31, 1998 to the three months ended March 31, 1999 was due primarily to a decrease in deferred revenues and accounts payable. Operating activities resulted in net cash outflows of $6.4 million in 1996, $3.1 million in 1997, and $7.5 million in 1998. The decrease in operating cash outflows from 1996 to 1997 was attributable primarily to an increase in deferred revenues. The increase in operating cash outflows from 1997 to 1998 resulted from further operating losses and growth in accounts receivable, partially offset by further increases in deferred revenues.

  Investing activities provided cash of $412,000 and $921,000 for the three months ended March 31, 1998 and March 31, 1999, respectively. In addition, investing activities used cash of $1.2 million in 1996, $490,000 in 1997 and $3.3 million in 1998 primarily for the purchase of capital equipment and short-term securities.

  Financing activities provided cash of $36,000 and $1.2 million for the three months ended March 31, 1998 and March 31, 1999, respectively. Financing activities provided cash of $9.4 million in 1996, $2.3 million in 1997 and $12.7 in 1998 primarily through the issuance of preferred stock and proceeds from the exercise of stock options, partially offset by payments on capital equipment lease obligations.

  We currently anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future as we

  . enter new markets for our products and services

  . increase research and development spending

  . increase sales and marketing activities

  . develop new distribution channels

  . improve our operational and financial systems

  . broaden our professional service capabilities

Such operating expenses will consume a material amount of our cash resources, including a portion of the net proceeds of this offering. We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, and available bank borrowings, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Thereafter, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. We may not be able to obtain adequate or favorable financing at that time. Any financing we obtain may dilute your ownership interest in Primus.

Year 2000 Compliance

  Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates or have been programmed with default dates ending in "99," the common two-digit reference for 1999. As a result, as we transition from the 20th century to the 21st century, computer systems and software used by many companies and organizations in a wide variety of industries will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Significant uncertainty exists in the software industry and other industries concerning the scope and magnitude of problems associated with the century change. We recognize the need to ensure our operations will not be adversely affected by Year 2000 software failures.

  In September 1998, we established a Year 2000 compliance task force, composed of high-level representatives from the product development, information systems and legal departments. The task force is responsible for formulating and implementing our Year 2000 readiness and has applied a phased approach to analyzing our operations and relationships as they relate to the Year 2000 problem.

  We have completed our initial assessment of the potential overall impact of the impending century change on our business, financial condition and operating results. Based on our current assessment, we believe the current versions of our software products are Year 2000 compliant. By Year 2000 compliant, we mean that our software products, when used with accurate date data and in accordance with their associated documentation, are capable of properly processing date data from, into and between the 20th and 21st centuries, including the years 1999, 2000 and leap years, provided that all other products (e.g., hardware, software and firmware) used with our products properly exchange date data with them. However, our products are generally integrated into enterprise systems involving sophisticated hardware and complex software products that we cannot adequately evaluate for Year 2000 compliance. We may face claims based on Year 2000 problems in other companies' products, or issues arising from the integration of multiple products within an overall system. Although we have not been a party to any litigation or arbitration proceeding involving our products or services related to Year 2000 compliance issues, we may in the future be required to defend our products or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, regardless of the merits of such disputes, and any liability we have for Year 2000-related damages, including consequential damages, could materially adversely affect our business, financial condition and operating results. In addition, we believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or upgrade their current software systems for Year 2000 compliance and as they delay purchase of new systems that may not be Year 2000 compliant. These expenditures may result in reduced funds available to purchase software products such as those we offer. To the extent Year 2000 issues cause a significant delay in, or cancellation of, decisions to purchase our products or services, our business, financial condition and operating results would be materially adversely affected.

  We have reviewed our internal management information and other critical business systems to identify any Year 2000 problems. We also have communicated with the external vendors that supply us with material software and information systems and with our significant suppliers to determine their Year 2000 readiness. In the course of these investigations, we have not encountered any material Year 2000 problems with these third-party products.

  In September 1998, we had a firm of independent consultants undertake an assessment of our Year 2000 readiness, at a cost of $6,000. To date, apart from that assessment, we have not incurred any material costs directly associated with our Year 2000 compliance efforts, except for compensation expense associated with our salaried employees who have devoted some of their time to our Year 2000 assessment and remediation efforts. We do not expect the total cost of Year 2000 problems to be material to our business, financial condition and operating results. However, during the months prior to the century change, we will continue to evaluate new versions of our software products, new software and information systems provided to us by third parties and any new infrastructure systems that we acquire to determine whether they are Year 2000 compliant. Despite our current assessment, we may not identify and correct all significant Year 2000 problems on a timely basis. Year 2000 compliance efforts may involve significant time and expense and unremediated problems could materially adversely affect our business, financial condition and operating results. We currently have no contingency plans to address the risks associated with unremediated Year 2000 problems.

                                    BUSINESS

Overview

  We are a leading provider of Web-based problem-resolution software for customer support and self-service. Our applications enable businesses to capture problem-resolution information, solve customer problems, reuse solutions stored in the knowledge base and share captured knowledge throughout the extended enterprise. Our SolutionSeries family of software products enhances an organization's problem-resolution capabilities by using our associative problem-solving technology and leveraging the Internet to extend customer support to remote employees, business partners and end-user customers.

  We believe our software allows organizations to improve customer satisfaction levels and decrease support costs by:

  . reducing the overall time needed to resolve problems

  . improving first-call resolution rates

  . reducing escalation of problems to senior analysts

  . reducing training time

  . increasing call deflections to the Web

  . increasing solution reuse

Industry Background

  During the last several years, many businesses have found that providing responsive and accurate answers to their customers' questions and problems has become a crucial business function. As products and services have become more standardized, customer support and problem resolution have become increasingly important competitive differentiators. Furthermore, the growth of Internet-based electronic commerce has facilitated the purchasing and ordering process and enabled an efficient but less personal relationship between merchant and customer. As a result, customer support has often become the primary point of customer contact and can significantly influence customer loyalty.

  Customer support is increasingly challenging

  While recognizing the importance of quality customer support, most organizations have been challenged by increasing product and distribution-channel complexity and by rising customer expectations.

Product complexity             Products and services are increasingly complex
                               in today's marketplace, driven primarily by:

                                   . Proliferation of technology-based
                                     products and services

                                   . Increasing integration of products and
                                     components from several manufacturers

                                   . High rates of innovation and product
                                     change

                               Each of these factors threaten an enterprise's ability to provide quality customer service and manage costs, since they can contribute to longer time needed to resolve problems and lower first-call resolution rates.

                               As product innovation continues to shorten product lifecycles, as well as open new markets for technology-based products, these challenges will be heightened. Customers will need more product education and support. Historically, businesses have responded to the increased demand by adding headcount to their customer support organizations. However, current shortages of qualified customer-support personnel, high turnover in customer-support departments and the increasing cost of training customer-support personnel have made adding headcount less effective.

Distribution-channel           As traditional wholesale-retail-consumer
 complexity                    business models expand to include resellers,
                               systems integrators, outsourcers and channel partners, enterprises are facing difficult challenges in enabling their business partners to provide high-quality, consistent customer support. Without access to a collaborative system that allows them to share important problem-resolution information, partners in the extended business enterprise may provide inconsistent solutions or redirect their customers' problems to the enterprise.

Increasing customer            Many companies have found that their customers
 expectations                  increasingly want to be able to resolve
                               customer problems in a fast, convenient manner at any time of the day or night. Customers also expect to be able to use their choice of medium: telephone, fax, email or the Internet.
                               The Aberdeen Group estimates that, by 2002, companies will receive over 50% of all general customer support contacts and inquiries over the Web and through email messages and other
                               Web-based forms. These increasing demands have led some companies to hire more customer-support personnel to provide around-the-clock customer support. Others have sought to meet this challenge by investing in technology to increase their customer-support capabilities.

  Traditional customer-support responses have been inadequate

  Many businesses have provided customer-support and problem resolution through a call center. Software systems designed to support customer call centers traditionally include call-routing, call-tracking and customer-relationship-management systems. These systems are effective at directing customer calls on a timely basis to the appropriate customer-support personnel together with the related customer information. They do not, however, help support analysts become more effective problem solvers or enable them to capture and share valuable knowledge gained from understanding and solving the customer's problems. According to a 1995 survey by Andersen Consulting, call tracking accounted for only 20% of the total cost of a call, with 62% of the total costs relating to problem solving and the balance attributable to administrative costs.

  To better address the need for improved problem-resolution capabilities, businesses have considered a variety of alternatives including increasing staffing, developing their own problem-resolution systems and buying problem-resolution solutions from third-party software vendors. Increased hiring is an expensive alternative that provides little leverage or scalability. Development of custom solutions can detract the business from its core competencies and prove costly to develop and maintain. Software vendors focused on providing problem-resolution systems have developed various approaches to enable businesses to manage problem-resolution information.

  Traditionally, third-party systems have incorporated enhanced text-retrieval, decision-tree or case-based-reasoning technology.

Enhanced text-retrieval        Enhanced text-retrieval systems use key-word
systems                        searches to locate words, phrases and concepts
                               within documents and files. These systems then retrieve and rank the findings according to the frequency with which the search terms occur.
                               Text-retrieval systems are of limited use in real-time problem solving, since they require the user to know the exact words used by the systems developer to label a particular concept. They tend to return too much irrelevant information and do little or nothing to enable the capture of new solutions to customer problems.

Case-based-reasoning and
decision tree systems
                               Case-based-reasoning and decision tree systems typically require a customer-support analyst to follow a fixed question-and-answer sequence to arrive at a pre-engineered solution. These systems work best in reasonably stable environments in which problems can be anticipated and their solutions pre-engineered. For organizations with quickly changing product-support requirements, these systems often prove to be costly and time consuming to develop. Furthermore, since the solution to a problem is not captured in the product's workflow, it is similarly expensive and time consuming to maintain the database. For instance, for each "new" solution an analyst uncovers, a complete description needs to be submitted to a knowledge engineer, who then must redesign the cases or the decision trees and enter this into the database. In the meantime, many problems have to be re-solved from the start, since the system does not automatically capture the solution. Finally, since these approaches are rigid by nature, the methodologies generally take a long time to resolve complex problems that require several levels of questioning, do not provide guidance toward solving subsequent problems if no solution is found the first time and do not effectively leverage the experience of more senior personnel.

  Associative problem solving: a better problem-solving methodology

  We believe that, over the past few years, problem-resolution systems based on associative problem-solving technology have gained increasing acceptance by addressing the shortcomings associated with text-retrieval, decision-tree and case-based-reasoning systems. Associative problem-solving technology uses natural-language statements to describe the support problem, including symptoms of the problem, facts about the environment in which the problem arose and recent changes to that environment. These systems treat natural-language statements as concepts and search for relevant solutions using algorithms that leverage the associations that exist among each of the many concepts in the knowledge database. As a result, these systems enable users to locate, evaluate and return solutions with a high degree of relevance.

  The combination of natural-language support and the associative search methodology helps these systems to support multiple approaches to problem solving. For example, a more senior analyst, who may know many of the potential solutions based on his or her experience, will be able to leverage that experience to find the relevant solution quickly by describing only the most relevant facts and symptoms. A less experienced junior analyst, on the other hand, can learn how to better solve customer problems through use of the system by seeing which problem-description elements provide key clues to the solution. Non-technical users benefit from the natural-language interface, which allows them to describe their problems without needing to know the technical jargon that a software engineer may have used to describe the problem in the knowledge database. Associative problem-solving systems are therefore well suited to provide self-service customer support through the Internet.

  Associative problem-solving systems also enhance a customer-support organization's ability to capture solutions without the costly and time-consuming task of off-line development and maintenance of the knowledge database. For example, when information returned in response to the problem description does not solve the customer's problem, associative problem-solving systems enable the customer-support personnel to create and capture new solutions in their workflow. By enabling customer-support organizations to capture solutions on a real-time basis, the need for off-line knowledge engineering is minimized and the number of solutions that get created more than once is reduced.

  The Internet provides an opportunity to improve support levels and reduce support costs

  Internet technology has allowed many organizations to re-engineer their call centers into customer-contact centers. Customer-contact centers are now being designed to allow for multiple channels of customer contact, including telephone, fax, email and the Web. Integrating the support capabilities of the customer-contact center with a business's Web site presents an opportunity to increase customer-service levels and reduce costs.

  By incorporating problem-resolution technology in its Web-site architecture, an enterprise can provide its customers with around-the-clock access to customer support, thereby improving customer-satisfaction levels. An enterprise can also reduce the overall cost of customer support and increase the scalability of its customer-support operations by inducing more customers to first seek support from the enterprise's Web site, rather than the more costly customer-call center. According to International Data Corporation, the cost of providing Web-based software support averages $0.45 per incident as compared to $30.00 per incident for traditional phone support. To date, many companies have handled the growing number of support inquiries over the Web by posting static responses to a frequently asked questions on their Web sites or through automating responses to incoming inquiries with pre-scripted email responses. Both of these approaches are limited in their ability to effectively handle unique incoming customer inquiries.

  Finally, businesses can also use Internet technologies to deploy Web-based problem-resolution applications. In contrast to client-server applications, Web-based applications can be more rapidly and cost-effectively deployed to the extended enterprise over the Internet or through corporate intranets and extranets. This enables remote employees and business partners to leverage and add to pre-existing organizational knowledge and thereby increase an organization's effectiveness in resolving customer issues.

  We believe that with customer support playing a critical role in overall customer-satisfaction a significant opportunity exists for software that:

  . enhances problem resolution through associative problem-solving technology

  . leverages the Internet and corporate intranets and extranets to capture and share organizational knowledge with customers, business partners and remote employees

  . provides scalability to meet the demands of the extended enterprise and Web-based customer self-service

  . integrates with existing information technology infrastructure

  Furthermore, we think that successful problem-resolution software will give employees outside of the customer support department access to useful information gained in the customer-support process. For example, employees in other functional areas, such as product development, field service, and sales and marketing, can use this information to identify problems with existing products, target areas for new product development and understand changes in customer needs and preferences.

Primus Solution

  We provide Web-based problem-resolution application software for customer-support and self-service over the Internet. Our applications enable businesses to capture problem-resolution knowledge, solve customer problems, reuse solutions and share captured knowledge throughout the extended enterprise. Our SolutionSeries family of software products enhances an organization's problem-resolution capabilities, since it is based on our associative problem-solving technology and leverages the Internet to offer customer support to the extended enterprise and its end-users customers. Our software:

Provides substantial
economic return on
investment                     We believe, based in part on studies conducted
                               by several of our users, that our
                               SolutionSeries products provide our users with
                               applications that enable them to realize
                               significant and measurable cost reductions and
                               to improve their customer-satisfaction levels
                               by:


                                   . reducing the overall time needed to
                                     resolve problems

                                   . improving first-call resolution rates

                                   . reducing escalation of problems to senior
                                     analysts

                                   . reducing analyst training times

                                   . increasing call deflections to the Web


                                   . increasing solution reuse

Enhances problem resolution
through associative problem-
solving technology
                               We developed our SolutionSeries products using our proprietary associative problem-solving search technology to:

                                   . improve the relevance of solutions
                                     retrieved, decreasing the costs of
                                     analyst support and customer-support call time

                                   . support and enhance diverse problem-
                                     solving approaches, enabling effective
                                     problem resolution by a full range of
                                     users, from senior analyst to non-
                                     technical end-user

                                   . effectively provide self-service customer
                                     support through the Internet

                                   . cost-effectively capture knowledge in the
                                     workflow, reducing development and
                                     maintenance costs of supporting the
                                     enterprise knowledge base and minimizing the number of solutions that are created more than once

Leverages Internet
technology to extend
problem-resolution solutions   Our Web-based SolutionSeries products were
                               designed and built to support an enterprise's service and support strategies for the Internet and corporate intranets and extranets. Because they are Web-architected, our products can be deployed to an organization's internal support staff and the extended enterprise more quickly and efficiently than traditional client/server products. Our software also enables our users to provide enhanced around-the-clock customer self-service over the Internet. In addition to improving customer convenience, Web-based self-service can significantly lower support costs by handling more customer support questions through the scalable Web support site, rather than the enterprise's call center. According to International Data Corporation, the cost of providing Web-based software support averages
                               $0.45 per incident as compared to $30.00 per incident for traditional phone support.

Provides scalable solutions
for global organizations and
their partners
                               Our SolutionSeries product family is designed to scale so that it can serve the extended service and support communities of global enterprises, including field personnel, business partners, as well as customers and personnel in functional areas other than customer support, such as sales, marketing and product development. One of our users has deployed our solution to over 500 support engineers globally and currently is using our Web-based products to provide self-service support to over 130,000 registered end-users.

Leverages investment in
existing customer-support
systems Our SolutionSeries products integrate with most leading customer-relationship-management systems, including those from Clarify, ONYX Software, Remedy, Siebel Systems and Vantive. The resulting integrated systems are designed to provide a unified view of customer and problem-resolution information, increasing analyst productivity and customer satisfaction by reducing the need to re-gather existing customer information before proceeding to problem resolution. In addition, SolutionSeries users can access existing customer-support data and documents either by importing the data into the SolutionSeries database or by accessing the data through our products' integration with leading text-retrieval systems.

Strategy

  Our objective is to establish and maintain a leadership position in providing Web-based problem-resolution software applications for the extended enterprise and its end-user customers. Our strategy to achieve this objective is to:

Leverage the Internet          We intend to continue to leverage the Internet
                               to enable our users to capture, manage and share knowledge with their extended enterprise and customers. We believe that businesses will increasingly adopt the Web as the means of providing fast and efficient customer support for the extended enterprise.

Enhance our product suite      We plan to enhance the capabilities of our
                               SolutionSeries product family by developing, acquiring and licensing additional products and technologies. We intend to focus on applications and technologies that further enable Web-based customer self-service.

Target additional vertical     Initially, we have focused our sales and
markets                        marketing efforts on serving the customer-
                               support and problem-resolution needs of
                               technology-based industries, such as software, hardware and telecommunications. We intend to broaden the reach of our problem-resolution products to customer-service and support organizations in other industries with characteristics similar to technology-based industries. We believe that the critical market characteristics indicating a need for our products include:

                                   . a dynamic, rapidly changing business
                                     environment

                                   . complex products or services

                                   . competitive differentiation based on
                                     service and support

                               We currently plan to pursue the financial-services, consumer electronics and pharmaceutical industries.

Build additional strategic
relationships
                               We currently have strategic marketing
                               partnerships with several call-tracking and customer-relationship-management software vendors. We intend to strengthen and expand our current relationships and build new ones with leading systems consultants and integrators. We believe that strategic relationships will provide us with distribution opportunities, as well as leverage our implementation resources. Concurrently, we intend to expand our indirect distribution channels to complement our direct sales force.

Extend our solutions to
other functional areas
                               Our products currently provide information and reports that are used in functional areas other than customer support. We intend to continue to enhance the features of our solutions to provide benefits to functional business areas in which the product feedback and customer knowledge created in customer support is valuable and actionable, such as product development and sales and marketing.

Products

  The SolutionSeries product family consists of the SolutionBuilder application, which we first released in April 1995, and our more recently introduced Web-based applications, SolutionExplorer and SolutionPublisher. We generally license our SolutionSeries applications based on the number of users and servers. In 1998, the typical order sizes for our products ranged from $50,000 to $500,000, with some over $1 million. Our users generally license the full suite of SolutionSeries products.

  Our SolutionSeries products enable businesses to capture problem-resolution information, solve customer problems, reuse solutions and share problem-resolution knowledge throughout the extended enterprise.

Capture problem-resolution
information
                               Our SolutionSeries products enable users to efficiently capture relevant information about customer problems as the information becomes available. Typically, a customer-support analyst will capture facts and the symptoms of the customer's problem using our SolutionBuilder product while on the phone with the customer. Field personnel and business partners that provide customer support can also capture problem-resolution information through our Web-based applications. Because our system captures problem-resolution information in the workflow, there is no need to re-enter information after solving the problem. Our products' features help to reduce information-input and call-processing times and facilitate ease of use. Our SolutionSeries software:

                                   . Captures customer information in natural
                                     language through a notepad-style data-
                                     input screen

                                   . Features easy-to-use Windows and browser
                                     interfaces

                                   . Facilitates classifying potentially
                                     relevant information

                                   . Escalates unresolved customer problems
                                     within the customer-support hierarchy
                                     without losing previously captured
                                     information

                                   . Integrates with customer-relationship-
                                     management software

Solve customer problems        The associative problem-solving technology of
                               our SolutionSeries products helps our users find relevant solutions to their customers' problems or, if no solution exists, creates a new solution to solve the problem. Our
                               SolutionSeries software:

                                   . Combines the natural language information
                                     captured from the analyst with additional search algorithms that leverage associations among data objects in the knowledge base

                                   . Stores problem-resolution information
                                     with problem-description information to
                                     locate, evaluate and return solutions
                                     with a high degree of relevance

                                   . Integrates to legacy problem-resolution
                                     databases

                                   . Displays potential solutions ranked
                                     according to relevancy

                                   . Uses retrieved information to lead the
                                     analyst to a new solution, if none of the existing solutions solve the customer's problem

Reuse solutions                Our software is designed to enable a customer-
                               support organization to immediately reuse solutions created in the ordinary workflow of problem resolution. This process helps the organization to improve first-call resolution rates, reduce overall problem-resolution times and avoid the cost and delay of off-line knowledge engineering.

                                   . Once a new solution is discovered, the
                                     data upon which the solution was built is automatically captured with the new solution

                                   . Our software enables the new solution to
                                     be added to the problem-resolution
                                     database, either immediately upon its
                                     being marked as a working solution by the support analyst or after the organization's customary quality-assurance review process

Share problem-resolution
knowledge throughout the
extended enterprise            Our software enables immediate and broad
                               dissemination of information and solutions captured in the customer-support workflow to the extended enterprise:

                                   . Our Web-based products enable immediate
                                     access to newly developed solutions for
                                     all authorized members
                                     of an enterprise's extended customer-
                                     support organization, including remote
                                     users such as field support, external
                                     business partners and customers

                                   . Various security and administration
                                     options in our software allow the system administrators to customize users' access levels to specific portions of the problem-resolution knowledge base to improve access speeds, enhance the relevance of retrieved solutions and regulate access to solutions data

                                   . Functional areas outside of customer
                                     support can benefit from information
                                     gathered through use of our
                                     SolutionSeries software; for example, our software can provide reports and other analytical tools to facilitate faster feedback to product development and engineering personnel for enhancements, patches and fixes

  Our SolutionSeries product line consists of three user-facing products:
SolutionBuilder, SolutionExplorer and SolutionPublisher. The following table describes these products:

                    Initial
  Product           Release       Targeted User              Description
  SolutionBuilder   April 1995    . Customer-support         . Desktop application for
                                    professionals              capturing, solving, reusing
                                                               and sharing problem-
                                                               resolution information;
                                                               facilitates quality-assurance
                                                               review of new solutions

--------------------------------------------------------------------------------------------
  SolutionExplorer  November 1997 . Extended enterprise      . Web-based application for
                                    customer-support           capturing, solving, reusing
                                    personnel, such as field   and sharing problem-
                                    service and business       resolution information
                                    partners                   remotely

--------------------------------------------------------------------------------------------
  SolutionPublisher August 1996   . End-user customers and   . Web-based application for
                                    the extended-support       providing customers with
                                    community                  direct access to the problem-
                                                               resolution knowledge base
                                                               through the Internet, thus
                                                               enabling customer self-
                                                               service
                                                             . If self-service proves
                                                               ineffective in resolving the
                                                               problem, SolutionPublisher
                                                               captures and escalates the
                                                               relevant information
                                                               regarding the problem for
                                                               resolution by customer-
                                                               support personnel

  Our other SolutionSeries products include:

  SolutionSeries WebPack. We introduced our SolutionSeries WebPack product in March 1999. SolutionSeries WebPack bundles SolutionExplorer and SolutionPublisher with implementation services to enable new users of our products to provide Web-based customer-self-service support solutions with an accelerated deployment cycle, which we believe may be as little as five days.

  SolutionSeries Server. Our SolutionSeries Server product provides search functionality, manages the problem-solution database interactions and controls system administration. Our SolutionSeries Server includes our SolutionAdmin, SolutionReports and SolutionX data-transfer utility modules, which provide user-authority management, security services, report generation and data exchange.

  The following diagram illustrates integration of our SolutionSeries products:


     [Diagram illustrating the integration of the SolutionSeries products]

  Our typical license agreement provides for a perpetual, nontransferable license to use our software by the licensee.

  Product Architecture

  Our products use an n-tiered architecture to meet the problem-resolution needs of today's fast-paced and dynamic enterprises. We use industry-standard platforms, components and communications interfaces to provide problem-resolution software that is designed to be reliable, maintainable and scalable, and provide high performance on an around-the-clock basis. Our flexible architecture adapts to a range of needs, from a single desktop to enterprise systems that support thousands of users.

  Our SolutionServer software runs on either Windows NT or Sun Solaris systems in single- or multi-processor configurations. Our client software runs in a fully customizable interface on both Web-based applications, using Microsoft or Netscape browsers, and tailorable desktop applications for the professional user.

  The core tier of our applications is the database server. We currently use the Versant object-oriented database and plan to release implementations using Microsoft SQL Server 7.0 and Oracle 8 and 8i databases. Our next tier is the application search server that contains the search logic and knowledge domain model. Our application server tier has multiple interfaces to either the performance tuned SolutionBuilder communications interface or to the Internet server application logic and session management. Our Internet server uses a communications protocol that enables it to interface seamlessly with most Internet clients, including Microsoft and Netscape clients.

Customer Support and Professional Services

  We believe that high-quality customer support and professional services are requirements for continued growth and increased sales of our products. We have made significant investments to increase the size of our support and services organization in the past and plan to continue to do so in the future. As of March 31, 1999, our customer support and professional services organization consisted of 32 employees.

  Consulting. Our consulting teams work closely with our customers prior to product implementation to review a customer's business objectives and information technology infrastructure in order to assist the customer in determining Primus solutions that will best suit the customer's needs. Thereafter, our consultants install, integrate and implement our software in the user's customer-support environment.

  Training. We provide training classes in conjunction with our products, including end-user training and advanced technical training regarding the implementation and administration of our products. Classes are offered at customer sites and at our Seattle office. We also provide training classes for third-party partners, such as service providers and systems integrators.

  Customer Support. We typically provide technical support 12 hours a day, five days a week in North America. We offer similar services in the United Kingdom and Japan. On-call support for priority matters is also available 24 hours a day, 7 days a week. We offer support via telephone, fax, email and Web-based self-service.

Customers

  Our products solve issues and problems associated with complex products and services. As a result, we have traditionally targeted:

  . enterprises in dynamic, technology-related industries that offer external customer support

  . outsourcers that provide customer-support services to technology-related businesses

  . organizations with significant information-technology infrastructure that provide internal support to their employees

  The following table lists our customers as of April 30, 1999:

   3Com                          Lucent                        QAD
   3M                            MAPICS                        RCN
   Amdahl                        Marcam                        Security Dynamics
   Barr Systems                  MCI/SHL Systemhouse           SGI
   Best Software                 Microsoft                     Simplex
   Compaq                        Mosaix                        Softbank
   EDS                           Motorola                      Starbucks
   EMC                           Network Associates            Sterling Commerce
   Entex                         Nortel Networks               Vanguard Cellular
   Ericsson                      Novell                        Williams
   Fujitsu                       NTT                           Wind River Systems
   Iomega                        Origin                        Xerox

  The following case studies, which are based solely on information supplied by the respective companies and which we believe to be accurate in all material respects, illustrate how selected SolutionSeries customers are benefiting from our products:

  3Com Corporation

  3Com develops and delivers information access products and network systems to more than 200 million customers worldwide. Its customer base includes large, medium and small enterprises; carriers and network service providers; PC OEMs; and consumers.

  3Com initially purchased SolutionSeries software in July 1997 for its call center operation to enhance employee productivity and customer resolution rates. In August 1998, 3Com acquired additional licenses for its call center and SolutionPublisher licenses to enable the company to offer its customers another avenue to obtain technical support via the Web.

  In October 1998, 3Com launched the 3Com Knowledgebase Web service, an interactive trouble-shooting tool containing a vast repository of technical solutions input by expert 3Com technical engineers around the world. This service, which utilizes the SolutionSeries products, has more than 132,000 registered end-users worldwide and, as of February 1999, was adding approximately 9,000 new end-users a week, with repeat usage growing at 40% per month. 3Com believes that its Knowledgebase Web service is not only assisting 3Com customers in solving their network challenges more quickly and easily, but it is also providing actionable feedback to 3Com design, manufacturing and technical-support personnel to enhance product quality and support processes.

  QAD, Inc.

  QAD is a leading provider of enterprise and extended supply-chain management software and services to multinational corporations. QAD acquired SolutionSeries software to help it manage increasing product complexity, rising employee training costs, and the need to ensure a high level of customer satisfaction. QAD selected SolutionSeries software because of its ability to capture knowledge in the workflow, provide fast and flexible search results, integrate with its own MFG/PRO software and document management systems and facilitate management oversight to improve call center productivity.

  Once it had implemented the SolutionSeries software, QAD experienced a reduction in call resolution times of more than 58%, a decrease of approximately 50% in the amount of time required to train new employees, and an increase in customer satisfaction of approximately 8%. In addition, by using the SolutionPublisher application, QAD was able to deflect approximately 10% of its incoming calls to its Web site.

  Compaq Computer Corporation

  Compaq Services Operations Management, a customer-support outsourcing division of Compaq Computer Corporation, is an industry leader in implementing and supporting high performance computer systems.

  Compaq Services purchased SolutionSeries software to lower their service delivery costs and to maintain a comprehensive knowledge base of their customers' information systems issues and requirements. Compaq Services uses the knowledge base to analyze causes of recurring problems and to identify new services to help customers reduce their information systems costs.

  Over an eight-month period, customer support staff at Compaq Services who used the SolutionSeries applications were able to close incident tickets an average of five minutes (or 20%) faster than staff who did not use the SolutionSeries applications. Similarly, call center support staff who used the SolutionSeries applications were able to resolve 15% more incidents over the eight-month period than their counterparts who did not use the SolutionSeries applications. This represents a reduction in the number of incidents that would have otherwise been escalated to more sophisticated and more costly support staff.

  Novell Corporation

  Novell launched the era of computer networking and today, with products like NetWare 5 and Novell Directory Services, continues to extend its leadership in Internet solutions based on open standards. Novell's global channel, consulting, developer, education and technical support programs are among the most extensive in the network computing industry.

  Novell purchased SolutionSeries software to reduce support costs by capturing and re-using the knowledge of its internal and extended support community. Because Novell's partners provide a substantial portion of the call center support available to Novell end users, Novell decided to use Primus's Web-based applications to distribute product information among its partners and internal engineers over the Internet.

  Novell recognized the opportunities of knowledge sharing within its customer service model and acquired Primus's SolutionExplorer product to enable members of its extensive Novell Certified Engineer network to share product knowledge with Novell and with other members of the network.

Sales and Marketing

  We market and sell our products primarily through a direct sales force. We have sales offices in Seattle, Atlanta, Boston, Dallas, Reston and San Francisco and in the United Kingdom. The field sales force is complemented by direct telesales based at our headquarters in Seattle, Washington. To date, significantly all of our efforts have been targeted at customer-service and support organizations in the information technology and telecommunications industries, as well as internal helpdesk organizations for companies with large information-technology departments. These efforts are directed at key executives and personnel responsible for the organizations' customer service and support strategies and operations. Technical sales support is provided by sales engineers located in several of the field offices. We currently plan to add a significant number of sales representatives and sales engineers in other domestic and international locations.

  Our marketing department is focused on creating awareness of our products and services and generating interest in our solution. We conduct comprehensive marketing and branding programs, which may include direct mail, public relations, Web-based lead generation, telemarketing lead generation, advertising, trade shows, seminars, and ongoing customer communications programs. Many of our marketing activities are done in collaboration with our consulting and software partners. Our marketing department also coordinates our participation in industry tradeshows and forums, secures speaking engagements for our executives and establishes and maintains close relationships with recognized industry analysts. As of March 31, 1999, our sales and marketing staff consisted of 58 employees.

  Our products are marketed and distributed in Japan by Primus KK, a joint venture owned by Trans Cosmos Inc. and Primus. Our distribution arrangements provide Trans Cosmos with exclusive worldwide distribution rights to the Kanji version of our SolutionBuilder product and Primus KK with exclusive distribution rights in Japan, and nonexclusive distribution rights in Korea, to the English and Japanese versions of our SolutionExplorer and SolutionPublisher products. The rights regarding our SolutionBuilder product expire in September 2000. The other rights are renewable for one-year terms. The agreements are terminable by either party upon breach.

Product Development

  We have been a leader in developing innovative problem-resolution approaches and were one of the first companies to use associative problem-solving technology in a customer-support context. Our product development is focused on enhancing our users' ability to implement global, Web-centric customer contact centers using our products. We believe that a technically skilled, highly productive software development organization will continue to be a key component of our success. As of March 31, 1999, our product development team consists of 38 full-time employees.

  Our current development efforts include enhancing our software development kits and opening our application program interfaces to enable additional development work by third-party developers and clients on software that integrates with our products and extends their reach in problem resolution in enterprise environments. In addition, we are broadening the databases on which our SolutionServer product is implemented to include Microsoft's SQL Server 7.0 and the Oracle 8 and 8i database.

Competition

  The market for our products is new and rapidly evolving, and is expected to become increasingly competitive as current competitors expand their product offerings and new companies enter the market. Our primary source of direct competition comes from other problem-resolution software vendors, e-commerce customer-management software vendors and our potential customers' internal information technology departments, which choose to rely upon their own proprietary problem resolution systems or develop new proprietary systems. Competitors providing problem-resolution systems include companies such as Advantagekbs, Inference, Molloy, ServiceSoft and ServiceWare. In addition, companies providing e-commerce customer-management solutions that may compete with us include Broadvision, Silknet and Smart Technologies.

  The principal competitive factors in our industry include:

  . vendor and product reputation       . the availability of products on
                                          the Internet and multiple
                                          operating platforms


  . customer referenceability           . product ease-of-use


  . measurable economic return          . the quality of customer support
                                          services, documentation and
                                          training


  . product quality, performance and    . the quality and effectiveness of
    price                                 application deployment services


  . product functionality and           . the effectiveness of sales and
    features                              marketing efforts


  . product scalability


  . product integration with other
    enterprise applications


  As the market for problem-resolution software matures, it is possible that new and larger companies will enter the market, existing competitors will form alliances, or current and potential competitors could acquire, be acquired by or establish cooperative relationships with third parties. The resulting organizations could have greater technical, marketing and other resources, improve their products to address the needs of our existing and potential users, thereby increasing their market share. Increased competition could result in pricing pressures, reduced margins or failure of our products to achieve or maintain market acceptance.

  Although we believe that our products and services currently compete favorably with respect to such factors, we can't provide any assurance that we can maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

Proprietary Information

  Our success depends in part on our ability to protect our proprietary rights. To protect our proprietary rights, we rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, vendors and customers. We pursue the registration of certain of our trademarks and service marks in the United States and in certain other countries, but we have not secured registration of all our marks. We are a party to a value added reseller license agreement with Versant. Under the terms of the agreement, Versant granted us a license to use Versant's database as part of our SolutionSeries products. Versant also agreed to provide us with support and maintenance services. We pay Versant a royalty on licenses of our products with the Versant database. We can terminate the agreement on 120 days' prior written notice to Versant. Versant can terminate the agreement on two years' prior written notice to us. Either party may terminate following a material breach by the other, if the breach has not been cured within 120 days of notice of breach.

Employees

  As of March 31, 1999, we had 147 employees, including 17 U.K.-based employees. These included 58 in sales and marketing, 32 in client services and support, 38 in product development and 19 in general and administration. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we believe our relationship with our employees is good. In addition, we regularly supplement our workforce with consultants.

  Competition for qualified personnel in our industry is intense. We believe that our future success will depend in part on our continued ability to hire, assimilate and retain qualified personnel.

Facilities

  Our principal administrative, engineering, manufacturing, marketing and sales facilities total approximately 28,346 square feet in an office tower in Seattle, Washington. Our principal lease expires on October 30, 2000. We also lease other domestic sales and services offices in offices in Atlanta, Boston, Dallas, Reston, and San Francisco. We maintain international offices in the United Kingdom. We believe that our existing facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate any expansion of operations.

Legal Proceedings

  Primus is not party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

  Our executive officers and directors as of April 30, 1999 are as follows:

   Name                     Age                           Position
   ----                     ---                           --------
   Michael A. Brochu....... 45  President, Chief Executive Officer and Chairman of the Board
   Elizabeth J. Huebner.... 41  Chief Financial Officer, Vice President of Finance, Secretary
                                 and Treasurer
   Kim M. Nelson........... 44  Vice President of Sales
   Patricia L. Cox......... 38  Vice President of Client Services
   Edward L. Walter........ 49  Vice President of Product Development and Technology
   Antonio M. Audino(1).... 40  Director
   Promod Haque(2)......... 50  Director
   Fredric W.
    Harman(1)(2)........... 38  Director
   Yasuki Matsumoto(1)..... 45  Director

--------
(1) Member of compensation committee.

(2) Member of the audit committee.

  Michael A. Brochu has served as our President and Chief Executive Officer since November 1997. Mr. Brochu was President and Chief Operating Officer of Sierra On-Line, Inc., an interactive software publisher, from June 1994 until October 1997. He was Senior Vice President of CUC International Inc. from August 1996 to November 1997 after CUC's acquisition of Sierra On-Line. Mr. Brochu is also a member of the board of directors of Primus KK and Integrated Systems, a publicly traded developer of software for embedded microprocessors, and is chairman of the board of directors of OnHealth Network Company, a publicly-traded Internet content provider of public-health information. Mr. Brochu received his B.B.A. in accounting and finance from the University of Texas at El Paso.

  Elizabeth J. Huebner has served as our Vice President of Finance and Chief Financial Officer since June 1998 and was named Secretary and Treasurer in April 1999. From March 1996 to July 1998, Ms. Huebner was the Chief Financial Officer of Fluke Corporation, a manufacturer of electronic test tools. From March 1992 until March 1996, Ms. Huebner was the Vice President of Finance for the Western region of AT&T Wireless. Ms. Huebner received her B.S. in accounting from the University of Utah.

  Kim M. Nelson has served as our Vice President of Sales since January 1999. From June 1993 to December 1998, Mr. Nelson held several positions at Oracle Corporation, including Area Vice President of Sales, Vice President of Field Operations, and Vice President of Sales for Oracle Business Online. Mr. Nelson received his B.S. in business from the University of Colorado.

  Patricia L. Cox has served as our Vice President of Client Services since March 1998. From January 1997 to March 1998, Ms. Cox was a Regional Services Manager for Lawson Software. From April 1993 to December 1996, Ms. Cox was a Regional Consulting Manager for Platinum Software Corporation. Ms. Cox received her B.S. in computer information systems from Bentley College.

  Edward L. Walter has served as our Vice President of Product Development since February 1999. Mr. Walter founded Simplications, LLC, a developer of seminars on interactive product creations in June 1998 and served as its managing partner until February 1998. From October 1995 to May 1998, Mr. Walter was the Vice President of Engineering of Lexant, a software company.

From March 1991 to October 1994, he was the Vice President of Engineering of Aldus Corporation, a software company. Mr. Walter currently serves as associate professor for the Institute of Design at the Illinois Institute of Technology. Mr. Walter holds a B.S. in psychology from Duke University.

  Antonio M. Audino has served as one of our directors since April 1995. Since September 1996, Mr. Audino has been a managing director of Voyager Capital, a venture capital firm. In 1994, Mr. Audino founded Ally Ventures. He also founded and currently serves as Chairman of Centris, L.L.C. From 1987 to 1994, Mr. Audino held various management positions at Microsoft Corporation. Mr. Audino holds a B.S. in accounting and a B.A. in philosophy from Creighton University. Mr. Audino is a member of the board of Captura Software and GoAhead Software, each a privately held software company.

  Promod Haque has served as one of our directors since February 1996. Mr. Haque became a partner of Norwest Venture Capital in November 1989. Mr. Haque holds a Ph.D. in electrical engineering and an M.B.A. from Northwestern University and a B.S. in electrical engineering from the University of Delhi, in India. Mr. Haque is a member of the board of directors of Information Advantage, Extreme Networks and Transaction Systems Architects, as well as several private companies.

  Fredric W. Harman has served as one of our directors since February 1996. Since 1994, Mr. Harman has served as a managing member of the general partner of venture capital funds affiliated with Oak Investment Partners. From 1991 to 1994, he served as a general partner of Morgan Stanley Venture Capital. Mr. Harman holds a B.S. and M.S. in electrical engineering from Stanford University and an M.B.A. from the Harvard School of Business. Mr. Harman is a director of ILOG, S.A. and Inktomi and several privately held companies.

  Yasuki Matsumoto has served as one of our directors since October 1994. Since March 1997, Mr. Matsumoto has been the President and Chief Executive Officer of EnCompass Group, Inc., an information technology venture capital investment firm. In 1991, Mr. Matsumoto formed DBC Technologies, which marketed high technology products in the Far East. Mr. Matsumoto holds an M.S. in computer engineering from Portland State University. Mr. Matsumoto serves on the boards of several privately held software companies.

  Our bylaws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. The classification of our board could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, control of us.

Committees of the Board of Directors

  Our compensation committee currently consists of Messrs. Audino, Harman and Matsumoto. The compensation committee:

  . reviews and approves the compensation and benefits for our executive officers
  . makes recommendations to the board of directors regarding such matters

  Our audit committee currently consists of Messrs. Haque and Harman. The audit committee:

  . makes recommendations to the board of directors regarding the selection of independent auditors
  . reviews the results and scope of the audit and other services provided by our independent auditors

  . reviews and evaluates our audit and control functions

Director Compensation

  Our board of directors adopted our 1999 stock incentive compensation plan in April 1999. A total of 1,166,667 shares of our common stock are currently available for issuance under this plan. We expect our shareholders to approve this plan in May 1999. Members of our board of directors are eligible to participate in the 1999 plan.

Director and Officer Indemnification and Liability

  Our articles of incorporation limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director shall be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as one of our directors, except liability for:

  . acts or omissions involving intentional misconduct or knowing violations of law
  . unlawful distributions
  . transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled

  Our articles of incorporation also provide that we will indemnify any individual made a party to a proceeding because that individual is or was a director of Primus and will advance or reimburse reasonable expenses incurred by the individual in advance of the final disposition of the proceeding to the full extent permitted by applicable law. Any repeal of or modification to our articles of incorporation may not adversely affect any right of a director of Primus who is or was a director at the time of such repeal or modification. To the extent the provisions of our articles of incorporation provide for indemnification of directors for liabilities arising under the Securities Act of 1933, those provisions are, in the opinion of the Securities and Exchange Commission, against public policy as expressed in the Securities Act and they are therefore unenforceable.

  Our bylaws provide that we will indemnify our directors and officers and may indemnify our employees and agents to the full extent permitted by law. In addition, we intend to purchase and maintain a liability insurance policy, pursuant to which our directors and officers may be indemnified against liability they may incur for serving in their capacities as directors and officers of Primus.

  We believe that the limitation of liability provision in our articles of incorporation, the indemnification provisions in our bylaws and the liability insurance policy will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

Compensation Committee Interlocks and Insider Participation

  During the year ended December 31, 1998, Messrs. Brochu, Audino, Haque and Harman served on the compensation committee of our board of directors, as did Kenneth L. Block, a former director of Primus. No member of our board of directors or of its compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our board of directors or its compensation committee.

  Mr. Haque is a partner at Norwest Venture Capital Management, the general partner of Norwest Equity Partners V, L.L.P. Between February 12, 1996 and July 22, 1998, Norwest Equity Partners purchased 2,845,528 shares of our Series A preferred stock for $2.8 million and 800,000 shares of our Series D preferred stock for $1.6 million. In connection with a bridge loan financing in June 1998, we granted Norwest Equity Partners a warrant for 23,500 shares of Series D preferred stock at an aggregate exercise price of $58,000. The bridge loan converted into Series D preferred stock in July 1998. The shares of preferred stock and warrants held by Norwest will convert immediately prior to closing this offering into 1,441,166 shares of common stock.

  Mr. Harman is a managing member of Oak Associates VI, L.L.C. and Oak VI Affiliates, L.L.C., the general partners of Oak Investment Partners VI, L.P. and Oak VI Affiliates Fund, L.P., respectively. On February 12, 1996 and July 22, 1998, respectively, Oak Investment Partners purchased 3,177,886 shares of our Series A preferred stock for $3.2 million and 687,773 shares of our Series D preferred stock for $1.7 million. On February 12, 1996 and July 22, 1998, respectively, Oak VI Affiliates Fund, purchased 74,146 shares of our Series A preferred stock for $74,000 and 16,047 shares of our Series D preferred stock for $40,000. In connection with a bridge loan financing in June 1998, we granted the Oak funds warrants for 26,499 shares of Series D preferred stock at an aggregate exercise price of $66,000. The bridge loan converted into Series D preferred stock in July 1998. The shares of preferred stock and warrants held by affiliates of Mr. Harman will convert immediately prior to closing this offering into 1,576,773 shares of common stock.

  In March 1999, Messrs. Brochu, Audino and Block purchased 1,000, 5,556 and 50,713 shares, respectively, of our common stock at a price per share of $9.00.

  Norwest Equity Partners and the Oak funds are parties to a registration rights agreement with us. Pursuant to the terms of that agreement, the holders of our preferred stock have certain registration rights that obligate us, under certain circumstances, to effect a registration under the Securities Act of shares of common stock. See "Description of Capital Stock--Registration Rights."

Executive Compensation

  The following table sets forth information concerning the compensation received for services rendered to us in all capacities, for our chief executive officer, two of our former executive officers whose compensation exceeded $100,000 in 1998 and our four other executive officers whose compensation is expected to exceed $100,000 in 1999.

                           Summary Compensation Table

                                                          Long-Term
                                                         Compensation
                            Annual Compensation             Awards
                          --------------------------     ------------
                                                           Security
Name and Principal        Fiscal                          Underlying     All Other
Position                   Year   Salary      Bonus      Options (#)  Compensation($)
------------------        ------ --------    -------     ------------ ---------------
Michael A. Brochu.......   1999  $ 56,250(1) $   --         78,666       $    --
President and Chief
 Executive Officer         1998   199,995     45,833           --             --
Elizabeth J. Huebner....   1999    34,375(2)     --         36,666            --
Chief Financial Officer
 and Vice President        1998    46,655(3)     --        106,666            --
 of Finance
Kim M. Nelson...........   1999    31,249(4)     --        143,332            --
Vice President of Sales
Patricia L. Cox.........   1999    31,248(5)     --         33,333            --
Vice President of Client
 Services                  1998    85,456(6)     --        100,000            --
Edward L. Walter........   1999    19,519(7)     --        143,332            --
Vice President of
 Product Development and
 Technology
Steven L. Sperry........   1998   142,006(8)  25,000           --          75,000(9)
Former Chairman of the
 Board
David Hanafee...........   1999       --       7,500(10)       --          30,000(11)
Former Vice President of
 Sales                     1998   118,606     20,870           --         103,236(12)

--------
 (1) Represents salary earned as of March 31, 1999 and is based on an annualized salary of $225,000. Mr. Brochu is also eligible to receive a performance-based bonus in 1999.
 (2) Represents salary earned as of March 31, 1999 and is based on an annualized salary of $137,500. Ms. Huebner is also eligible to receive a performance-based bonus in 1999.
 (3) Ms. Huebner joined Primus in June 1998.
 (4) Mr. Nelson joined Primus in January 1999. Represents salary earned as of March 31, 1999 and is based on an annualized salary of $125,000. Mr. Nelson is also eligible to receive a performance-based bonus in 1999.
 (5) Based on an annualized salary of $125,000. Ms. Cox is also eligible to receive a performance-based bonus in 1999.
 (6) Ms. Cox joined Primus in March 1998.
 (7) Mr. Walter joined Primus in February 1999. Represents salary earned as of March 31, 1999 and is based on an annualized salary of $125,000.
     Mr. Walter is also eligible to receive a performance-based bonus in 1999.
 (8) Mr. Sperry resigned from his position as chairman of our board of directors on November 6, 1998.
 (9) Represents severance payments received by Mr. Sperry upon his resignation.
(10) Mr. Hanafee resigned from his position as our vice president of sales on December 31, 1998.
(11) Represents severance payments received by Mr. Hanafee upon his resignation.
(12) Represents commission payments.

Option Grants in Last Fiscal Year

  The following table sets forth certain information regarding stock options we granted during fiscal 1998.

                                       Individual Grants
                         ----------------------------------------------
                                                                            Potential
                                                                        Realizable Value
                                                                        at Assumed Annual
                                                                         Rates of Stock
                         Number of  Percentage of                             Price
                         Securities Total Options                       Appreciation for
                         Underlying   Granted to   Exercise              Option Term(3)
                          Options    Employees in    Price   Expiration -----------------
Name                     Granted(#) Fiscal Year(1) ($/Sh)(2)    Date     5%($)    10%($)
----                     ---------- -------------- --------- ---------- -------- --------
Michael A. Brochu.......      --           --          --         --         --       --
Elizabeth J. Huebner....  106,666       16.77%      $ 4.50    6/19/08   $301,868 $764,992
Kim M. Nelson...........      --          --           --         --         --       --
Patricia L. Cox.........  100,000       15.72         3.00    4/08/08    188,668  478,123
Edward L. Walter........      --          --           --         --         --       --
Steven L. Sperry........      --          --           --         --         --       --
David Hanafee...........      --          --           --         --         --       --

--------
(1) Based on a total of 635,953 option shares granted to employees during fiscal 1998.

(2) Options were granted at an exercise price equal to the fair market value of our common stock at the time of the grant.

(3) The assumed rates of appreciation are prescribed by the Securities and Exchange Commission for illustrative purposes only and are not intended to forecast or predict future stock prices.

Aggregate Option Exercises in Fiscal 1998 and Year-End Option Values

  None of Messrs. Brochu, Nelson or Walter exercised any options during fiscal 1998, nor did any of Mesdames Huebner or Cox. The following table sets forth certain information regarding unexercised stock options held by our current and former executive officers as of December 31, 1998.

                                                     Number of  Securities
                                                    Underlying Unexercised     Value of Unexercised
                          Shares   Value Realized      Options at Fiscal      In-the-Money Options at
                         Acquired (Market Price at         Year-End            Fiscal Year-End($)(1)
                            on     Exercise Less   ------------------------- -------------------------
    Name                 Exercise Exercise Price)  Exercisable Unexercisable Exercisable Unexercisable
    ----                 -------- ---------------- ----------- ------------- ----------- -------------
Michael A. Brochu.......     --       $    --        159,249      428,750     $ 477,747   $1,286,250
Elizabeth J. Huebner....     --            --            --       106,666           --       159,999
Kim M. Nelson...........     --            --            --           --            --           --
Patricia L. Cox.........     --            --            --       100,000           --       300,000
Edward L. Walter........     --            --            --           --            --           --
Steven L. Sperry........ 165,000       349,800       825,947          --      2,577,841          --
David Hanafee...........     --            --         29,164          --         87,492          --

--------
(1) Based on an assumed fair market value of our common stock at December 31, 1998 of $6.00 per share less the exercise price.

Change of Control Agreements

  Primus has entered into an agreement with each of Michael A. Brochu, Kim M. Nelson, Edward L. Walter, Elizabeth J. Huebner and Patricia L. Cox, that provides for certain compensation arrangements upon and following a change of control of the company. The agreements expire one year following a change of control. A change of control occurs under the agreements when:

  . Primus completes a merger, consolidation or share exchange after which its prior shareholders own less than a majority of the surviving corporation

  .Primus sells substantially all of its assets not in the ordinary course of business

  .one person or entity acquires a majority of Primus's outstanding shares

  Immediately upon a change of control, 50% of the unvested options of each executive become exercisable. Our 1995 and 1999 stock incentive compensation plans also provide for vesting of all unvested options in certain circumstances involving a merger, sale or liquidation of Primus.

  If one of our executives is terminated by us without cause or terminates his or her employment due to a substantial change in his or her position or responsibilities during the year following a change of control, then he or she will be entitled to his or her accrued annual base salary through the date of termination plus severance pay equal to one-half of annual base salary. Further, all of his or her outstanding options will become immediately exercisable.

Separation Agreement

  On November 6, 1998, we entered into a separation agreement with Mr. Sperry in connection with his resignation as one of our officers and a member of our board of directors. Under this agreement, we paid Mr. Sperry a lump sum separation payment of $75,000.

Employment Arrangement

  In connection with hiring Ms. Huebner, we agreed to grant her, during the first three years of her employment, options to purchase 200,000 shares of common stock at an exercise price equal to the fair market value on the date of grant. As of March 31, 1999 we had granted all but 56,668 options.

Employee Benefit Plans

  1999 Stock Incentive Compensation Plan

  Our board of directors has adopted our 1999 option plan, subject to shareholder approval. The purpose of our 1999 option plan is to enhance long-term shareholder value by offering opportunities to selected persons to participate in our growth and success, and to encourage them to remain in the service of Primus and its subsidiaries and to acquire and maintain ownership in our company. Upon effectiveness of this offering, the 1999 option plan will replace our current stock option plans for purposes of all future stock incentive awards. The 1999 option plan provides for awards of stock options, shares of common stock or units denominated in common stock, all of which may be subject to restrictions. The board has reserved a total of 1,166,667 shares of common stock under the plan, plus an automatic annual increase, to be added on the first day of our fiscal year beginning in 2001, equal to the lesser of 666,667 shares and 5% of the average common shares outstanding as used to calculate fully diluted earnings per share as reported in our annual report to shareholders for the preceding year. Shares formerly available for issuance under our 1995 option plan will become available under the 1999 option plan, as will shares that become available when options granted under the old plans expire or are otherwise cancelled without exercise.

  Stock Option Grants. The board of directors or a committee appointed by the board will serve as the plan administrator of the 1999 option plan. The plan administrator will have the authority to select individuals to receive options under the 1999 option plan and to specify the terms and conditions of each option granted (incentive or nonqualified), the exercise price (which, for incentive stock options, must be at least equal to the fair market value of the common stock on the date of grant), the vesting provisions and the option term. For purposes of the 1999 option plan, fair market value means the average of the high and low per share sales price as reported on the Nasdaq National Market on the date of grant. Unless the plan administrator decides otherwise, and to the extent required for incentive stock options by the Internal Revenue Code of 1986, as amended, an option granted under the 1999 option plan will expire 10 years from the date of grant.

  Stock Awards. The plan administrator is authorized under the 1999 option plan to award shares of common stock or awards denominated in units of common stock on such terms and conditions and subject to restrictions established by the plan administrator in its sole discretion. The terms, conditions and restrictions may be based, without limitation, on the manner in which shares subject to stock awards held while restricted and the circumstances under which a holder's service with us is terminated. Holders of restricted stock are shareholders of Primus and have, subject to certain restrictions, all the rights of shareholders with respect to their shares.

  Adjustments. The plan administrator will make proportional adjustments to the number of shares issuable under the 1999 option plan and to outstanding awards in the event of stock splits or other capital adjustments.

  Corporate transactions. In the event of certain corporate transactions, such as a merger or sale of Primus, each outstanding option will be assumed or replaced with a comparable award by Primus' successor corporation or parent thereof. If the successor will not assume or replace the options, they will automatically accelerate and become 100% vested and exercisable immediately before the corporate transaction. To the extent that options accelerate due to a corporate transaction, the restrictions or restricted stock awards also will lapse.

  1999 Employee Stock Purchase Plan

  Our board of directors has adopted our 1999 employee stock purchase plan, subject to shareholder approval. We will implement the 1999 stock purchase plan upon the effectiveness of this offering to encourage employees to remain employed by Primus or its subsidiaries. We intend for this plan to qualify under Section 423 of the Internal Revenue Code.

  This plan permits eligible employees of Primus and its subsidiaries to purchase common stock through payroll deductions of up to 10% of their compensation. Under this plan, no employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. Further, no employee may purchase more than 500 shares in any six-month purchase period.

  We will implement the stock purchase plan with twenty-four-month offering periods each of which will consist of four six-month purchase periods, except that the first offering period will begin on the effectiveness of this offering and end on December 31, 1999. Subsequent offering periods will begin on each January 1 and July 1. The price of the common stock purchased under this plan will be the lesser of 85% of the fair market value on the first day of an offering period and 85% of the fair market value on the last day of a purchase period, except that the purchase price for the first offering period will be equal to the lesser of 100% of the initial public offering price of the common stock and 85% of the fair market value on the last day of each purchase period. Under certain circumstances specified in the plan, the purchase price may be adjusted during an offering period to avoid our incurring adverse accounting charges. This plan terminates ten years after the date of adoption by our board of directors, but the board may terminate it at any earlier time. We have not yet issued any shares of common stock under this plan.

  Employees generally will be eligible to participate in the plan if they are customarily employed by Primus for more than 20 hours per week and more than five months in a calendar year, and are not (and would not become as a result of being granted an option under the plan) 5% shareholders of Primus or its subsidiaries.

  We authorized the issuance under this plan of a total of 600,000 shares of common stock, plus an automatic annual increase, to be added on the first day of our fiscal year beginning in 2000, equal to the lesser of 200,000 shares and 1.7% of the average common shares outstanding as used to calculate fully diluted earnings per share as reported in Primus' annual report to shareholders for the preceding year, or a lesser amount determined by our board of directors. Any shares from increases in previous years that are not actually issued will be added to the aggregate number of shares available for issuance in future periods.

  In the event of a merger, consolidation or acquisition by another corporation of all or substantially all of our assets, each outstanding option to purchase shares under the stock purchase plan will be assumed or an equivalent option substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the option, the offering period during which a participant may purchase stock will be shortened to a specified date before the proposed transaction. Similarly, in the event of a proposed liquidation or dissolution of Primus, the offering period during which a participant may purchase stock will be shortened to a specified date before the date of the proposed liquidation or dissolution.

  1995 Stock Incentive Compensation Plan

  Our board of directors and shareholders approved a stock incentive compensation plan in 1995. As of March 31, 1999, there were 2,696,522 shares of our common stock remaining available for issuance under this plan. In April 1999, we increased the shares reserved under the 1995 plan to 3,333,333. The 1995 plan provides for grants of incentive stock options, non-qualified stock options, stock awards and stock appreciation rights. We will not grant further options under our 1995 plan after effectiveness of this offering. As of March 31, 1999, options to purchase 2,671,881 shares of our common stock were outstanding under the 1995 plan and 24,641 shares remained available for grant.

  Non-Employee Director Stock Option Plan

  Our board of directors and shareholders approved a non-employee director plan in 1994. Our board discontinued further grants under our 1994 plan upon adoption of our 1995 plan. As of March 31, 1999, options to purchase 8,332 shares of our common stock were outstanding under the 1994 plan.

  Employee Stock Option and Restricted Stock Award Plan

  Our board of directors and shareholders approved an employee stock option and restricted stock award plan in 1993. Our board discontinued further grants under the 1993 plan upon adoption of our 1995 plan. As of March 31, 1999, options to purchase 235,214 shares of our common stock were outstanding under our 1993 plan.

                              CERTAIN TRANSACTIONS

  In November 1995 we entered into a joint venture agreement with Trans Cosmos, to establish Primus KK, a Japanese company. We hold a 14.3% interest in Primus KK and have one of the six board seats.

  In November 1995, we issued 60,606 shares of common stock to Yuriko Matsumoto, the wife of Mr. Matsumoto, at a per share price of $1.65. In September 1996, Trans Cosmos purchased 813,008 shares of our Series A preferred stock for $1.0 million. Mr. Matsumoto is the president and chief executive officer of EnCompass Group, Inc., a wholly owned subsidiary of Trans Cosmos. In July 1998, EnCompass Group purchased 108,204 shares of our Series D preferred stock for $271,000 and Trans Cosmos purchased 600,000 shares of our Series D preferred stock for $1.5 million. In September 1996 and March 1997, Trans Cosmos USA, an affiliate of Trans Cosmos, bought 500,000 shares of our Series B preferred stock and 1,000,000 shares of our Series C preferred stock, respectively, for an aggregate price of $3.0 million. In connection with a bridge loan financing in June 1998, we granted EnCompass Group warrants for 6,000 shares of Series D preferred stock at an aggregate exercise price of $15,000. The bridge loan converted into Series D preferred stock in July 1998. The shares of preferred stock and warrants held by affiliates of Mr. Matsumoto will convert immediately prior to closing this offering into 1,076,818 shares of common stock.

  In September 1997, we entered into an exclusive, worldwide distribution agreement with Trans Cosmos for Kanji versions of our SolutionBuilder product. Trans Cosmos bought $2.0 million of SolutionBuilder licenses and related upgrade rights. Trans Cosmos pays us a portion of its technical support income related to our SolutionBuilder product. Trans Cosmos's distribution rights terminate on the earlier of September 26, 2000 or upon Trans Cosmos's sale of all of its SolutionBuilder licenses.

  In September 1997, we granted Primus KK a first right of refusal with respect to distribution of Asian-language versions of our products. In March 1999, we entered into a one-year software marketing and distribution agreement with Primus KK. The agreement provides Primus KK with exclusive distribution rights in Japan, and nonexclusive distribution rights in Korea, to English and Japanese versions of our SolutionExplorer and SolutionPublisher products. Primus KK pays us royalty on license and maintenance fees for those products. Unless either party terminates, the agreement automatically renews for additional one-year periods. The agreement has customary termination provisions for breach and for failure by Primus KK to meet certain revenue and staffing goals.

  In February 1998, we entered into a service agreement with EnCompass Globalization, Inc., an affiliate of Trans Cosmos, under which EnCompass Globalization agreed to provide us with localization, translation and testing services for Japanese versions of our SolutionSeries products. EnCompass Globalization provides its services on a time and materials basis. The term of the agreement is not fixed, but specific projects are described in mutually agreed statements of work that establish time frames in which the projects are to be completed.

  In April 1999, we agreed to issue an aggregate of 18,333 shares of common stock to Primus KK for issuance to its employees as compensation for their past services and granted fully vested options to purchase an aggregate of 10,000 shares of common stock to Primus KK employees.

                             PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of our common stock as of March 31, 1999 by:

  . each person or group that we know owns more than 5% of our common stock

  . our chief executive officer, two of our former executive officers whose compensation exceeded $100,000 in 1998 and our four other executive officers whose compensation is expected to exceed $100,000 in 1999

  . each of our directors

  . all of our directors and executive officers as a group

  Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of our common stock subject to options currently exercisable or exercisable within 60 days of March 31, 1999 are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

                                                                Percentage of
                                                                   Shares
                                                                 Outstanding
                                                              -----------------
                                            Number of Shares  Prior to  After
             Name and Address              Beneficially Owned Offering Offering
             ----------------              ------------------ -------- --------
Entities affiliated with Trans Cosmos,
 Inc.(1)
 777-108th Avenue, N.E., Suite 2300
 Bellevue, WA 98004.......................     1,793,624        18.8%     .  %

Entities affiliated with Oak Investment
 Partners VI,
 Limited Partnership(2)
 Suite 1300
 525 University Avenue
 Palo Alto, CA 94301......................     1,576,773        16.5%     .  %

Norwest Equity Partners, V, L.L.P.(3)
 Suite 250
 245 Lytton Avenue
 Palo Alto, CA 94301......................     1,441,166        15.1%     .  %

Steven L. Sperry(4)
 14616 S.E. 246th Place
 Kent, WA 98042...........................       820,114         8.5%     .  %

Snowdon, L.P.(5)
 1119 St. Paul Street
 Baltimore, MD 21117......................       862,659         9.0%     .  %

J.Z. Knight(6)
 14507 Yelm Highway Southeast
 Yelm, WA 98597...........................       570,937         5.9%     .  %

Michael A. Brochu(7)......................       203,125         1.9%     .  %


Patricia L. Cox(8)........................        29,166          *        *
David Hanafee.............................        29,167          *        *

Elizabeth J. Huebner......................           --           --       --
Kim M. Nelson.............................           --           --       --
Edward L. Walter..........................           --           --       --

Directors and executive officers
 as a group (9 persons)...................       415,785         4.2%     .  %

--------
 *  less than one percent
(1) Represents the following: (a) 200,000 shares issuable upon conversion of preferred stock held by Trans Cosmos; (b) 1,350,556 shares issuable upon conversion of the preferred stock held by Trans Cosmos USA, a wholly-owned subsidiary of Trans Cosmos; and (c) 2,000 shares issuable on exercise of warrants and 241,068 shares issuable upon conversion of the preferred stock held by EnCompass Group, a wholly-owned subsidiary of Trans Cosmos. Trans Cosmos is deemed to beneficially own all such shares. Yasuki Matsumoto, a director of Primus, is president and chief executive officer of EnCompass Group.

(2) Represents the following: (a) 8,632 shares issuable on exercise of warrants and 1,532,191 shares issuable upon conversion of the preferred stock held by Oak Investment Partners VI, Limited Partnership; and (b) 201 shares issuable on exercise of warrants and 35,749 shares issuable upon conversion of the preferred stock held by Oak VI Affiliates Fund, L.P. Oak Associates VI, L.L.C. and Oak VI Affiliates, L.L.C. are general partners of Oak Investment Partners and Oak VI Affiliates, respectively, and thus are each deemed to beneficially own the respective shares. Fredric W. Harman, a director of Primus, is a managing member of Oak Associates VI, L.L.C.

(3) Represents 7,833 shares issuable on exercise of warrants and 1,433,333 shares issuable upon conversion of preferred stock. Norwest Venture Capital is the general partner of Norwest Equity Partners, V, and thus is deemed to beneficially own such shares. Promod Haque, a director of Primus, is a partner of Norwest Venture Capital.

(4) Represents 210,833 shares held directly by Mr. Sperry and 659,281 shares subject to options held by Mr. Sperry that are exercisable currently or within 60 days of March 31, 1999.

(5) Represents shares issuable upon conversion of the preferred stock.

(6) Represents 16,667 shares issuable on exercise of warrants and 554,270 shares held directly by Ms. Knight.

(7) Represents 1,000 shares held directly by Mr. Brochu and 202,125 shares subject to options that are exercisable currently or within 60 days of March 31, 1999. Excludes 18,375 shares subject to options held by Delialah
    D. Brochu, Mr. Brochu's former spouse.

(8) Includes shares subject to options that are exercisable currently or within 60 days of March 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

  We are authorized to issue up to 50,000,000 shares of common stock, $.025 par value per share, and 15,000,000 shares of preferred stock, $.001 par value per share. The following summary of certain provisions of the common stock and preferred stock is not complete and may not contain all the information you should consider before investing in the common stock. You should read carefully our articles of incorporation, which are included as an exhibit to the Registration Statement, of which this prospectus is a part.

Common Stock

  As of March 31, 1999, assuming conversion of all outstanding shares of preferred stock and our one-for-three reverse stock split, there were 9,435,407 shares of common stock outstanding held of record by 187 shareholders.
Following this offering, there will be            shares of common stock
outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options). The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends the board of directors declares out of funds legally available for the payment of dividends. If Primus is liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued following this offering will be fully paid and nonassessable.

Preferred Stock

  Upon the closing of this offering, each outstanding share of Series A convertible preferred stock will convert into 0.41 shares of common stock. Each outstanding share of Series B preferred stock, Series C preferred stock and Series D preferred stock will convert into 0.333 shares of Common Stock. Thereafter, pursuant to our articles of incorporation, the board of directors will have the authority, without further action by the shareholders, to issue up to 15,000,000 shares of preferred stock in one or more series. The board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issues, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of Primus or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans to issue any preferred stock.

Registration Rights

  After this offering, the holders of 5,707,555 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act, pursuant to a registration rights agreement. Under the terms of the registration rights agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of the registration and to include shares of common stock in the registration at our expense. Additionally, such holders are entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. Further, such holders may require us to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right to decline to effect such a registration before the earlier of February 2000 and six months after the closing of this offering.

Antitakeover Effects of Certain Provisions of Articles of Incorporation, Bylaws and Washington Law

  As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of Primus or make removal of management more difficult.

  Election and Removal of Directors. Effective with the first annual meeting of shareholders following this offering, our articles of incorporation provide for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our shareholders. Directors may be removed only for cause. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of Primus and may maintain the incumbency of the board of directors.

  Approval for Certain Business Combinations. Our articles of incorporation require that certain business combinations (including a merger, share exchange and the sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of a substantial part of our assets other than in the usual and regular course of business) be approved by the holders of not less than two-thirds of the outstanding shares, unless such business combination has been approved by a majority of the board of directors, in which case the affirmative vote required shall be a majority of the outstanding shares.

  Shareholder Meetings. Under our articles of incorporation and bylaws, our shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares. Additionally, the board of directors, the chairman of the board and the president may call special meetings of shareholders.

  Requirements for Advance Notification of Shareholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

  Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a

"target corporation," with certain exceptions, from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things,

  . a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person
  . termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares . allowing the acquiring person to receive any disproportionate benefit as a shareholder

  After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of Primus.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the common stock. We cannot provide any assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock in the public market, or the possibility of such sales occurring, could adversely affect prevailing market prices for the common stock or our future ability to raise capital through an offering of equity securities.

  After this offering, we will have outstanding          shares of common stock
(         shares if the underwriters' over-allotment option is exercised in
full). Of these shares, the          shares that we expect to sell in this
offering (         shares if the underwriters' over-allotment option is
exercised in full) will be freely tradable in the public market without restriction under the Securities Act, unless such shares are held by "affiliates" of Primus, as that term is defined in Rule 144 under the Securities Act.

  The remaining 9,535,929 shares of common stock that will be outstanding after this offering will be restricted shares. We issued and sold the restricted shares in private transactions in reliance on exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

  Pursuant to certain "lock-up" agreements, all the executive officers, directors and certain shareholders of Primus, who collectively hold an
aggregate of       restricted shares, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any such shares for a period of 180 days from the date of this prospectus. We also have entered into an agreement with the underwriters that we will not offer, sell or otherwise dispose of common stock for a period of 180 days from the date of this prospectus.

  Ninety days after the date of this prospectus,       shares that are not
subject to lock-up agreements will be eligible for sale in the public market in accordance with Rules 144 and 701. On the date of the expiration of the lock-up
agreements, an additional       restricted shares will be eligible for
immediate sale (of which       shares will be subject to certain volume, manner
of sale and other limitations under Rule 144). The remaining       restricted
shares will be eligible for sale pursuant to Rule 144 on the expiration of various one-year holding periods over the six months following the expiration of the lock-up period.

  Following the expiration of such lock-up periods, certain shares issued upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of such shares in reliance upon Rule 144 under the Securities Act but without compliance with certain restrictions, including the holding-period requirement, imposed under Rule 144. Under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year would be entitled to sell in any three-month period up to the greater of

  . 1% of the then-outstanding shares of common stock (approximately shares immediately after this offering)
  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

  Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about Primus. Under Rule 144(k), a person who has not been an affiliate of Primus during the preceding 90 days and who has beneficially owned the restricted shares for at least two years is entitled to sell them without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register up to approximately 4,602,094 shares of common stock reserved for issuance under our 1993 stock plan, our 1994 stock plan, our 1995 stock plan, our 1999 stock plan and our 1999 employee stock purchase plan. The registration statement will become effective automatically upon filing. Shares issued under the foregoing plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by us.

  In addition, following this offering, the holders of 5,707,555 shares of outstanding common stock will, under certain circumstances, have rights to require us to register their shares for future sale.

                                  UNDERWRITING

  The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Hambrecht & Quist LLC, U.S. Bancorp Piper Jaffray Inc. and FAC/Equities, a division of First Albany Corporation, have severally agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their respective names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        Number
                                Underwriter                            of shares
                                -----------                            ---------
     BancBoston Robertson Stephens Inc................................
     Hambrecht & Quist LLC............................................
     U.S. Bancorp Piper Jaffray Inc...................................
     First Albany Corporation ........................................
                                                                          ---
       Total..........................................................
                                                                          ===

  The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less
a concession of not in excess of $      per share, of which $      may be
reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

  The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Over-allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to
purchase up to           additional shares of common stock at the same price
per share as we will receive for the           shares that the underwriters
have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by
it shown in the above table represents as a percentage of the           shares
offered hereby. If purchased, such additional shares will be sold by the
underwriters on the same terms as those on which the           shares are being
sold. We will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby. If such option is exercised in full, the total
public offering price of the      shares we sell to the underwriters,
underwriting discounts and commissions on such shares and total proceeds to us
from the sale of such shares will be $         , $          and $         ,
respectively.

  Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representation and warranties contained in the underwriting agreement.

  Lock-up Agreements. Under the terms of lock-up agreements, each of our officers and directors and certain of our shareholders have agreed with the representatives, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to, any shares of common stock, or any securities convertible into or exchangeable for shares of common stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens. However, BancBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of our shareholders providing consent by the representatives to the sale of shares prior to the expiration of the period 180 days after this prospectus.

  Future Sales. In addition, we have agreed that during the 180 days after the date of this prospectus, we will not, subject to certain exceptions, without the prior written consent of BancBoston Robertson Stephens:

  . Consent to the disposition of any shares held by shareholders prior to the expiration of the period of 180 days after the date of this prospectus; or

  . Issue, sell, contract to sell or otherwise dispose of any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than the sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options or warrants or our issuance of options or shares under our 1999 stock incentive compensation plan and our 1999 employee stock purchase plan.

  Listing. We have applied for listing on the Nasdaq National Market under the symbol "PKSI."

  No Prior Public Market. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby will be determined through negotiations between us and the representatives. Among the factors to be considered in such negotiations are prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believed to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

  Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  Directed Share Program. At our request, the underwriters have reserved up to shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to our directors, officers, employees, business associates and other related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

  Certain legal matters will be passed on for Primus by Perkins Coie LLP, Seattle, Washington. Certain legal matters will be passed on for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in this prospectus and Registration Statement for the years ended December 31, 1996, 1997 and 1998, as set forth in their reports, which are included in this prospectus and Registration Statement. Our consolidated financial statements are included herein in reliance on their reports, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1. This prospectus, which forms a part of the Registration Statement, does not contain all the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract or other document of Primus, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including exhibits and schedule filed therewith, at the Securities and Exchange Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400,
Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the Securities and Exchange Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Primus, that file electronically with the Securities and Exchange Commission.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors........................... F-2

Consolidated Balance Sheets................................................. F-3

Consolidated Statements of Operations....................................... F-4

Consolidated Statements of Shareholders' Deficit............................ F-5

Consolidated Statements of Cash Flows....................................... F-6

Notes to Consolidated Financial Statements.................................. F-7

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
Primus Knowledge Solutions, Inc.

  We have audited the accompanying consolidated balance sheets of Primus Knowledge Solutions, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Primus Knowledge Solutions, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                          Ernst & Young LLP

Seattle, Washington
March 12, 1999,
except for Note 14, as to which the date is , 1999.

-------------------------------------------------------------------------------

  The foregoing report is in the form that will be signed upon completion of the reverse stock split described in paragraph 3 of Note 14 to the consolidated financial statements.

April 30, 1999

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                (In thousands, except share and per share data)

                                                                     Pro Forma
                                                                   Shareholders'
                                      December 31                    Equity at
                                   ------------------   March 31,    March 31,
                                     1997      1998       1999         1998
                                   --------  --------  ----------- -------------
                                                       (Unaudited)  (Unaudited)
             ASSETS
Current assets:
  Cash and cash equivalents......  $    711  $  2,583   $  2,423
  Securities available-for-sale..       610     2,833      1,773
  Accounts receivable, (including
   amounts due from related
   parties of $1,065 at March 31,
   1999), net of reserves of $70,
   $371, and $371 at December 31,
   1997 and 1998 and at March 31,
   1999, respectively............     2,555     5,599      4,777
  Prepaid royalties..............        73       166         65
  Other current assets...........        70       307        300
                                   --------  --------   --------
       Total current assets......     4,019    11,488      9,338
Property and equipment, net......     1,208     1,914      1,922
Deposits and other assets........        47       285        286
                                   --------  --------   --------
       Total assets..............  $  5,274  $ 13,687   $ 11,546
                                   ========  ========   ========
  LIABILITIES AND SHAREHOLDERS'
         EQUITY (DEFICIT)
Current liabilities:
  Line of credit.................  $    500  $     --   $     --
  Accounts payable and accrued
   liabilities...................       757     2,239      2,059
  Compensation-related accruals..       646     1,388      1,028
  Long-term debt, current
   portion.......................       417       444        616
  Obligations under capital
   leases, current...............        86        28         25
  Deferred revenue, including
   related-party amounts of
   $1,969, $1,395, and $1,395 at
   December 31, 1997 and 1998 and
   March 31, 1999, respectively..     3,570     7,605      6,709
                                   --------  --------   --------
       Total current
        liabilities..............     5,976    11,704     10,437
Obligations under capital leases,
 net of current..................        --        54         47
Long-term debt, net of current...       386     1,019      1,007
Redeemable convertible preferred
 stock: Issued and outstanding
 shares--7,910,568, 12,810,568
 and 12,810,568 at December 31,
 1997 and 1998, and March 31,
 1999, respectively (none
 pro forma), liquidation value of
 $22,750.........................    10,399    23,157     23,373
Commitments (Note 10)

Shareholders' equity (deficit):
  Preferred stock, $.001 par
   value:
   Authorized shares--
    15,000,000...................
   Convertible, issued and
    outstanding shares--500,000
    at December 31, 1997 and
    1998 and March 31, 1999,
    liquidation value of $1,000
    (none pro forma).............         1         1          1     $     --
   Common stock, $.025 par
    value:
     Authorized shares--
      50,000,000.................
     Issued and outstanding
      shares--3,894,277,
      4,283,141 and 4,468,747 at
      December 31, 1997 and
      1998, and March 31, 1998,
      respectively (9,435,407
      pro forma).................        97       107        112          236
  Additional paid-in capital.....     9,350     9,184      9,975       33,225
  Accumulated deficit............   (20,935)  (31,538)   (33,401)     (33,401)
  Accumulated other comprehensive
   loss..........................        --        (1)        (5)          (5)
                                   --------  --------   --------     --------
       Total shareholders' equity
        (deficit)................   (11,487)  (22,247)   (23,318)    $     55
                                   --------  --------   --------     ========
       Total liabilities and
        shareholders' equity.....  $  5,274  $ 13,687   $ 11,546
                                   ========  ========   ========

                            See accompanying notes.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share data)

                                                               Three Months Ended
                              Year Ended December 31,               March 31,
                          ----------------------------------  ----------------------
                             1996        1997        1998        1998        1999
                          ----------  ----------  ----------  ----------  ----------
                                                                   (Unaudited)
Revenues:
  License...............  $    1,459  $    3,558  $    6,034  $      948  $    2,901
  Services..............         963       1,631       2,576         417       1,010
                          ----------  ----------  ----------  ----------  ----------
                               2,422       5,189       8,610       1,365       3,911
Cost of revenues:
  License...............         137         317         348          12         145
  Services..............       1,090       2,086       2,461         526         790
                          ----------  ----------  ----------  ----------  ----------
                               1,227       2,403       2,809         538         935
                          ----------  ----------  ----------  ----------  ----------
Gross profit............       1,195       2,786       5,801         827       2,976
Operating expenses:
  Sales and marketing...       3,499       4,613       9,750       1,268       2,876
  Research and
   development..........       2,459       2,538       3,286         713       1,065
  General and
   administrative.......       1,229       1,580       3,271         460         879
                          ----------  ----------  ----------  ----------  ----------
Total operating
 expenses...............       7,187       8,731      16,307       2,441       4,820
                          ----------  ----------  ----------  ----------  ----------
Loss from operations....      (5,992)     (5,945)    (10,506)     (1,614)     (1,844)
Interest income.........         223         103         187          29          58
Interest expense........        (109)       (143)       (239)        (41)        (50)
                          ----------  ----------  ----------  ----------  ----------
Loss before income
 taxes..................      (5,878)     (5,985)    (10,558)     (1,626)     (1,836)
Income tax provision....          --          --          45          --          27
                          ----------  ----------  ----------  ----------  ----------
Net loss................      (5,878)     (5,985)    (10,603)     (1,626)     (1,863)
Preferred stock
 accretion..............        (208)       (301)       (545)        (80)       (215)
                          ----------  ----------  ----------  ----------  ----------
Loss available to common
 shareholders...........  $   (6,086) $   (6,286) $  (11,148) $   (1,706) $   (2,078)
                          ==========  ==========  ==========  ==========  ==========
Loss per share:
  Basic and diluted.....  $    (1.58) $    (1.62) $    (2.82) $    (0.44) $    (0.48)
  Pro forma basic and
   diluted..............          --          --  $    (1.32)         --  $    (0.20)
Shares used in the
 calculation of loss per
 share:
  Basic and diluted.....   3,857,448   3,883,514   3,957,310   3,903,007   4,313,329
  Pro forma basic and
   diluted..............          --          --   8,020,050          --   9,279,996

                            See accompanying notes.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                      (In thousands, except share amounts)

                                                                            Accumulated                 Total
                           Preferred Stock     Common Stock      Additional    Other                Shareholders'
                          ----------------- --------------------  Paid-in   Comprehen-  Accumulated    Equity
                          Shares  Par Value  Shares    Par Value  Capital   sive Income   Deficit     (Deficit)
                          ------- --------- ---------  --------- ---------- ----------- ----------- -------------
Balance at January 1,
 1996...................       --    $--    3,848,414    $ 96      $8,754      $ --      $ (9,072)    $   (222)
Issuance of Series B
 convertible preferred
 stock, net of issuance
 costs of $19...........  500,000      1           --      --         980        --            --          981
Exercise of stock
 warrants...............       --     --          340      --           1        --            --            1
Exercise of stock
 options................       --     --       19,263      --          24        --            --           24
Stock options and
 warrants issued in
 exchange for services..       --     --           --      --          20        --            --           20
Repurchase of common
 stock..................       --     --       (4,458)     --          (9)       --            --           (9)
Preferred stock
 accretion..............       --     --           --      --        (208)       --            --         (208)
Net loss................       --     --           --      --          --        --        (5,878)      (5,878)
                          -------    ---    ---------    ----      ------      ----      --------     --------
Balance at December 31,
 1996...................  500,000      1    3,863,559      96       9,562        --       (14,950)      (5,291)
Exercise of stock
 options................       --     --       30,718       1          80        --            --           81
Stock options and
 warrants issued in
 exchange for services..       --     --           --      --           9        --            --            9
Preferred stock
 accretion..............       --     --           --      --        (301)       --            --         (301)
Net loss................       --     --           --      --          --        --        (5,985)      (5,985)
                          -------    ---    ---------    ----      ------      ----      --------     --------
Balance at December 31,
 1997...................  500,000      1    3,894,277      97       9,350        --       (20,935)     (11,487)
Exercise of stock
 options and warrants...       --     --      467,753      12         821        --            --          833
Repurchase of common
 stock..................       --     --      (78,889)     (2)       (471)       --            --         (473)
Stock options and
 warrants issued in
 exchange for services..       --     --           --      --          29        --            --           29
Preferred stock
 accretion..............       --     --           --      --        (545)       --            --         (545)
Comprehensive loss:
 Foreign currency
  translation loss......       --     --           --      --          --       (1)            --
 Net loss...............       --     --           --      --          --        --       (10,603)
Total comprehensive
 loss...................       --     --           --      --          --        --            --      (10,604)
                          -------    ---    ---------    ----      ------      ----      --------     --------
Balance at December 31,
 1998...................  500,000      1    4,283,141     107       9,184        (1)      (31,538)     (22,247)
Exercise of stock
 options (unaudited)....       --     --      105,378       3         833        --            --          836
Repurchase of common
 stock (unaudited)......       --     --      (12,500)     --        (103)       --            --         (103)
Sale of common stock
 (unaudited)............       --     --       92,728       2         276        --            --          278
Preferred stock
 accretion (unaudited)..       --     --           --      --        (215)       --            --         (215)
Comprehensive loss
 (unaudited):
 Foreign currency
  translation loss
  (unaudited)...........       --     --           --      --          --       (4)            --
 Net loss (unaudited)...       --     --           --      --          --        --        (1,863)
Total comprehensive loss
 (unaudited)............       --     --           --      --          --        --            --       (1,867)
                          -------    ---    ---------    ----      ------      ----      --------     --------
Balance at March 31,
 1999 (unaudited).......  500,000    $ 1    4,468,747    $112      $9,975      $ (5)     $(33,401)    $(23,318)
                          =======    ===    =========    ====      ======      ====      ========     ========

                            See accompanying notes.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (In thousands, except share and per share data)

                                                               Three Months
                                  Year Ended December 31,     Ended March 31,
                                  --------------------------  ----------------
                                   1996     1997      1998     1998     1999
                                  -------  -------  --------  -------  -------
                                                                (Unaudited)
Operating activities
  Net loss....................... $(5,878) $(5,985) $(10,603) $(1,626) $(1,863)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
    Option and warrant
     compensation expense........      20        9        29       --       --
    Depreciation and
     amortization................     317      403       434      115      132
    Equity in loss of joint
     venture.....................      --       50        --       --       --
    Changes in assets and
     liabilities:
      Accounts receivable........  (1,337)    (975)   (3,044)     837      822
      Prepaid royalties..........     (97)     238       (93)    (255)     101
      Other current assets.......     (30)      72      (237)     (72)       7
      Deposits and other assets..      --        2      (238)      --       (1)
      Accounts payable and
       accrued liabilities.......     178      234     1,482      410     (180)
      Compensation-related
       accruals..................     (49)     355       742     (176)    (360)
      Deferred revenue...........     432    2,498     4,035       93     (896)
                                  -------  -------  --------  -------  -------
        Net cash used in
         operating activities....  (6,444)  (3,099)   (7,493)    (674)  (2,238)
Investing activities
  Purchases of securities
   available-for-sale............  (2,307)  (1,311)   (2,833)      --   (1,773)
  Proceeds from maturity of
   securities available-for-
   sale..........................   2,007    1,000       610      610    2,833
  Equipment purchases............    (907)    (179)   (1,059)    (198)    (139)
                                  -------  -------  --------  -------  -------
        Net cash provided by
         (used in) investing
         activities..............  (1,207)    (490)   (3,282)     412      921
Financing activities
  Proceeds from issuance of long-
   term debt.....................   1,827      201     1,715    1,318      222
  Repayments on long-term debt...  (1,143)    (306)   (1,055)  (1,383)     (62)
  Proceeds from (payments on)
   line of credit................      --      500      (500)      94       --
  Principal payments on capital
   lease obligations.............    (164)    (160)      (85)     (36)     (10)
  Proceeds from issuance of
   common stock, net.............      15       82       833       43    1,114
  Proceeds from issuance of
   preferred stock, net..........   8,902    1,969    12,213       --       --
  Repurchase of common stock.....      --       --      (473)      --     (103)
  Proceeds from exercise of stock
   warrants......................       1       --        --       --       --
                                  -------  -------  --------  -------  -------
Net cash provided by financing
 activities......................   9,438    2,286    12,648       36    1,161
Translation adjustment...........      --                 (1)      --       (4)
                                  -------  -------  --------  -------  -------
Increase (decrease) in cash and
 cash equivalents................   1,787   (1,303)    1,872     (226)    (160)
Cash and cash equivalents at
 beginning of year...............     227    2,014       711      711    2,583
                                  -------  -------  --------  -------  -------
Cash and cash equivalents at end
 of year......................... $ 2,014  $   711  $  2,583  $   485  $ 2,423
                                  =======  =======  ========  =======  =======
Supplemental disclosure of cash
 flow information
  Interest paid.................. $   109  $   143  $    179  $    34  $    35
                                  =======  =======  ========  =======  =======

                            See accompanying notes.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES AND LIQUIDITY

Description of Business

  Primus Knowledge Solutions, Inc. (Primus or the Company) is a leading provider of Web-based problem-resolution software for customer support and self-service, which enables businesses to capture problem-resolution information, solve customer problems, reuse solutions stored in the knowledge base and share captured knowledge throughout the extended enterprise.

  The Company's primary market is comprised largely of technology companies. Sales are primarily generated through a domestic and European field sales organization. Products sold domestically and internationally are developed by the Company at its Seattle headquarters.

  The Company is subject to certain business risks that could affect future operations and financial performance. These risks include changing computing environments, rapid technological change, development of new products, limited protection of proprietary technology, and competitive pricing.

Liquidity

  The Company continues to incur losses from operating results and had a shareholders' deficit of $22.2 million at December 31, 1998. The Company had shareholders' equity of approximately $910,000 at December 31, 1998 on a pro forma basis, assuming conversion of preferred stock to common stock. As a result of its significant research and development, customer support, and selling and marketing efforts, the Company has required substantial working capital to fund its operations. To date, the Company has financed its operations principally through its equity offerings. Management believes that under its current business plans, its current working capital, cash flows from operating activities and funds available from borrowing arrangements are sufficient to fund its operations and capital requirements through at least December 31, 1999. Any substantial inability to achieve the current business plan could have a material adverse impact on the Company's financial position, liquidity, or results of operations and may require the Company to reduce expenditures to enable it to continue operations through December 1999.

Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiary, Primus UK. All significant intercompany balances and transactions have been eliminated.

Interim Financial Information

  The financial information at March 31, 1999 and for the three months ended March 31, 1999 and 1998 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that Primus considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year.

Investment in Primus KK

  In December 1995, Primus invested $50,000 for a 50% interest in Primus KK, a Japanese distributor, with Trans Cosmos Inc., a Japanese company (TCI), a significant shareholder of the

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)

1. Significant Accounting Policies and Liquidity--(continued)

Company. Primus accounted for its investment using the equity method and, wrote down its investment to zero in March 1997 as a result of recognizing the Company's portion of the investee's losses to date. In September 1997, Primus and TCI renegotiated their agreement, reducing Primus' ownership to 14.3%. The investment is accounted for using the cost method.

Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Changes in these estimates and assumptions may have a material impact on the financial statements. The Company has used estimates in determining certain provisions, including uncollectible trade accounts receivable, useful lives for fixed assets and intangibles, and tax liabilities.

Revenue Recognition

  Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), was issued in October 1997 by the American Institute of Certified Public Accountants and was later amended by Statement of Position 98-4 ("SOP 98-4"). The Company adopted SOP 97-2 effective January 1, 1998. The Company believes its current revenue recognition policies and practices are consistent with SOP 97-2 and SOP 98-4. However, full implementation guidelines for these standards have not yet been issued. Once available, such implementation guidance could lead to unanticipated changes in current revenue accounting practices, and such changes could materially adversely affect the timing of the Company's future revenues and earnings. Additionally, the AICPA recently issued SOP 98-9, which provides certain amendments to SOP 97-2, which is effective for transactions entered into beginning January 1, 2000. This pronouncement is not expected to materially impact the Company's revenue recognition practices.

  The Company generates revenues through two sources: (1) software license revenues and (2) service revenues. Software license revenues are generated from licensing the rights to use the Company's products directly to end-users and indirectly through resellers. Service revenues are generated from sales of maintenance services, consulting services, and training services performed for customers that license the Company's products.

  Revenues from software license agreements are recognized over the software implementation period (if sold with initial implementation services) or upon delivery of software (if sold without implementation services) if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, customer support services, or consulting services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company enters into reseller arrangements that typically provide for sublicense fees based on a percentage of list price. Sublicense fees are generally recognized when reported by the reseller upon relicensing of the Company's product to end users. The Company's agreements with its customers and resellers do not contain product return rights.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)

1. Significant Accounting Policies and Liquidity--(continued)


  Revenues from maintenance services are recognized ratably over the term of the contract, typically one year. Consulting revenues are primarily related to implementation services performed on a time-and-material basis under separate service arrangements. Revenues from consulting and training services are recognized as services are performed. In cases where license fee payments are contingent on the acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met.

Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash equivalents consist of money market funds and commercial paper.

Securities Available-for-Sale

  Securities available-for-sale consist primarily of investment-grade corporate obligations, all of which mature within 12 months from purchase.

  Investments classified as available-for-sale are stated at amortized cost, which approximates fair market value, and mature within one year. Interest earned on securities available-for-sale is included in interest income. The cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in value judged to be other than temporary on securities available-for-sale are also included in interest income. The cost of securities sold is calculated using the specific identification method.

Concentration of Credit Risk and Major Customers

  Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company's customer base is dispersed across different geographic areas throughout North America, Europe, and Japan. During 1996 and 1997, no single customer accounted for 10% or more of total revenues. One customer's purchases represented 12% of 1998 revenues. The Company does not require collateral or other security to support credit sales, but provides an allowance for bad debts based on historical experience and specifically identified risks.

Property and Equipment

  Property and equipment is stated at cost, less accumulated depreciation. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the assets (three to seven years) or over the lease term if it is shorter for leasehold improvements.

Fair Value of Financial Instruments

  At December 31, 1998, the recorded amounts of cash and cash equivalents, accounts receivable and payable, prepaid royalties, and accrued liabilities reflected in the financial statements approximate fair value due to the short-term nature of the instruments.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)

1. Significant Accounting Policies and Liquidity--(continued)


  The fair value of the Company's long-term debt and obligations under capital leases approximates the carrying value of these obligations.

Development Costs

  Costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility; accordingly, software costs incurred after the establishment of technological feasibility have not been material and, therefore, have been expensed.

Federal Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which utilizes the liability method of accounting for income taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

Foreign Currency Translation

  The functional currency of the Company's foreign subsidiary is the local currency in the country in which the subsidiary is located. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing during the year. The translation adjustment resulting from this process is shown within accumulated other comprehensive income (loss) as a component of shareholders' deficit. Gains and losses on foreign currency transactions are included in the consolidated statement of operations as incurred. To date, gains and losses on foreign currency transactions have not been significant.

Stock-Based Compensation

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123 (refer to Note 8).

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)

1. Significant Accounting Policies and Liquidity--(continued)


Supplemental Disclosure on Noncash Investing and Financial Information

  During 1998, the Company acquired 78,889 shares of common stock, that had been issued for more than six months, valued at $473,332 in exchange for amounts due in the exercise of 230,214 common stock options.

  During 1998, the Company acquired $81,400 of equipment through a capital lease.

  During 1996, the Company issued 12,208 shares of common stock in a cashless exercise of common stock options. Compensation expense of $9,797 was recorded in connection with the net issuance.

Advertising

  Advertising costs are expensed as incurred. Advertising expense was $76,000, $218,000, and $394,000 during the years ended December 31, 1996, 1997, and 1998, respectively.

Loss Per Share and Pro Forma Loss Per Share

  Basic and diluted net loss per share is computed by dividing loss available to common shareholders by the average number of common shares outstanding for the period. Other common stock equivalents, including stock options, warrants, and convertible preferred stock, are excluded from the calculation because their effect is antidilutive.

  Upon the completion of the Company's proposed initial public offering, all preferred stock will either automatically convert into common stock or it is assumed that the preferred stockholders will voluntarily convert into common stock. Accordingly, pro forma basic and diluted loss per share is computed using the weighted average number of shares of common stock outstanding and the weighted average preferred stock outstanding as if such shares were converted to common stock at the time of issuance.

Other Comprehensive Income

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes standards for reporting and display of comprehensive income and its components in the financial statements. The Company adopted SFAS 130 in 1998. The only item of other comprehensive income
(loss) which the Company currently reports is foreign currency translation adjustments.

Business Segments

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which establishes standards for reporting information about operating segments in annual financial statements. As the Company operates only in one segment, the adoption of SFAS 131 did not impact the Company's disclosures.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)


Reclassifications

  Certain prior year balances have been reclassified to conform to the current year presentation.

2. Marketable Securities

  The following tables summarize the Company's marketable securities by type of securities. All securities mature within 12 months of the purchase date. The fair value of the securities approximates their cost.

                                                                  December 31,
                                                                  -------------
                                                                  1997   1998
                                                                  ----- -------
                                                                       (In
                                                                   thousands)
     Commercial paper and short-term obligations................  $ --  $ 2,432
     Corporate notes and bonds..................................    610     401
                                                                  ----- -------
                                                                  $ 610 $ 2,833
                                                                  ===== =======

  The gross realized gains and losses on sales of available-for-sale securities were not material for the years ended December 31, 1998 and 1997.

3. Property and Equipment

  Property and equipment consists of the following:

                                                                December 31,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
                                                               (In thousands)
     Computer and computer equipment.......................... $ 1,751  $ 2,625
     Furniture, fixtures, and equipment.......................     450      715
                                                               -------  -------
                                                                 2,201    3,340
     Less accumulated depreciation............................    (993)  (1,426)
                                                               -------  -------
                                                               $ 1,208  $ 1,914
                                                               =======  =======

  Property and equipment includes assets under financing agreements with an original cost of $692,000. Accumulated amortization on these assets approximated $606,000 and $481,000 at December 31, 1998 and 1997, respectively. Amortization expense related to these assets is included in depreciation expense.

4. License Agreements

  The Company has entered into various agreements that allow the Company to incorporate licensed technology into its products. The Company incurs royalty fees under these agreements that are based on a predetermined fee per license sold. Royalty costs incurred under these agreements are recognized as products are licensed and are included in cost of revenues. These amounts totaled $118,000, $287,000, and $166,000 for the years ended December 31, 1996, 1997, and 1998, respectively.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)

5. Borrowings

  In March 1998, the Company entered into a financing arrangement with a bank, which provided up to $3,000,000 under a line of credit to support working capital and up to $2,000,000 under a term loan to purchase capital equipment. The Company had no amounts outstanding at December 31, 1998 under the line of credit, which expired in March 1999. The Company had $1,463,000 outstanding under the term loan at December 31, 1998. The term loan bears interest at prime plus 1.00% (8.75% at December 31, 1998), matures March 2002, and is secured by all assets of the Company. The debt agreements contain certain financial covenants, which the Company was in compliance with or received waivers for at December 31, 1998. The agreement also included the issuance of stock warrants (see Note 8). The financing arrangement was renewed in April 1999 (see Note
14).

  Maturities of long-term debt are as follows:

                                                                (In thousands)
                                                                --------------
     Year ending December 31:
     1999......................................................     $  444
     2000......................................................        542
     2001......................................................        378
     2002......................................................         99
                                                                    ------
                                                                    $1,463
                                                                    ======

6. Federal Income Tax

  At December 31, 1998, the Company had net operating loss and research and development tax credit carryforwards (before potential limitations resulting from changes in ownership) of approximately $24.8 million and $418,000, respectively, which begin to expire in 2001, if not utilized. The tax provisions for the year ended December 31, 1998 and the three months ended March 31, 1999 consist entirely of foreign tax expense.

  Significant components of the net deferred tax assets and liabilities are as follows:

                                                                December 31,
                                                               ----------------
                                                                1997     1998
                                                               ------  --------
                                                               (In thousands)
   Deferred tax assets:
     Net operating loss carryforwards......................... $5,917  $  8,418
     Research and development tax credits.....................    256       418
     Deferred revenue.........................................    952     1,590
     Accrued expenses not currently deductible................    172       482
     Stock options............................................    220       220
                                                               ------  --------
   Total deferred tax assets..................................  7,517    11,128
   Deferred tax liability accrual to cash adjustments.........   (349)     (283)
                                                               ------  --------
   Net deferred tax assets....................................  7,168    10,845
   Valuation allowance........................................ (7,168)  (10,845)
                                                               ------  --------
                                                               $  --   $    --
                                                               ======  ========

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)

6. Federal Income Tax--(continued)


  The effective rate differs from the U.S. federal statutory rate as follows:

                                                    Year Ended December 31,
                                                   --------------------------
                                                     1996     1997     1998
                                                   -------- -------- --------
                                                         (In thousands)
   Income tax (benefit) at U.S. statutory rate of
    34%........................................... $(1,999) $(2,035) $(3,590)
   Losses producing no current tax benefit........    1,999    2,035    3,590
   Foreign taxes..................................      --       --        45
                                                   -------- -------- --------
   Income tax provision........................... $    --  $    --  $     45
                                                   ======== ======== ========

  The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. The Company may have experienced such ownership changes as a result of the various stock offerings and the utilization of the carryforwards could be limited.

  Due to the Company's history of net operating losses, the Company has established a valuation allowance equal to its net deferred tax assets on the basis that realization of such assets is not assured. The valuation allowance increased $2,070,000, $2,197,000 and $3,677,000 during 1996, 1997, and 1998, respectively.

7. Redeemable Convertible Preferred Stock

  In February 1996, Primus completed a private offering of 6,910,568 shares of Series A redeemable and convertible preferred stock (Series A) for $7,920,000, net of offering costs of $580,000. In March 1997, Primus completed a private offering of 1,000,000 shares of Series C preferred stock (Series C) for $1,969,000, net of offering costs of $31,000. In July 1998, Primus completed a private offering of 4,900,000 shares of Series D redeemable and convertible preferred stock (Series D) for $12,213,000, net of offering costs of $37,000.

  Holders of Series A, C, and D have preferential rights to dividends when and if declared by the Board of Directors. The holders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted. In the event of liquidation, the holders of Series A, C, and D have preferential right to liquidation payments of $1.23, $2.00, and $2.50 per share, respectively, plus any accrued but unpaid dividends. The preferred stock is convertible into common stock as provided by the Articles of Incorporation (Articles) (all preferred stock is currently convertible into 0.333 shares of common stock, except Series A, which is convertible into .410 shares of common stock), at the option of the holder, or automatically upon the vote or written consent of the holders of a majority of the shares of applicable Series then outstanding, or upon the closing of an initial public offering of the Company's common stock from which the net proceeds are at least $10 million and at a price per share of at least $10.50, $15.00, and $30.00 with regard to Series A, C, and D, respectively.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)

7. Redeemable Convertible Preferred Stock--(continued)


  The holders of a majority of the outstanding Series A, C, and D shares may request redemption on or after January 31, 2003 at $1.48, $2.40, and $3.00 per share, respectively, subject to adjustment, plus any declared but unpaid dividends thereon. The redemption amount is payable in equal quarterly installments over three years.

  Following is a summary of terms and conditions for each series of redeemable convertible preferred stock as of December 31, 1998 (in thousands, except share data):

                                                            Aggregate   Aggregate
                                         Shares      Net    Redemption Liquidation
                            Designated Outstanding Proceeds   Value       Value
                            ---------- ----------- -------- ---------- -----------
   Issued and outstanding:
    Series A, par value
     $0.001................  6,910,568  6,910,568  $ 7,920   $10,228     $ 8,500
    Series C, par value
     $0.001................  1,000,000  1,000,000    1,969     2,400       2,000
    Series D, par value
     $0.001................  4,900,000  4,900,000   12,213    14,700      12,250
                            ---------- ----------  -------   -------     -------
                            12,810,568 12,810,568  $22,102   $27,328     $22,750
                            ========== ==========  =======   =======     =======

  The difference between the original net proceeds and the redemption value of the preferred stock is being accreted against earnings over the period ending on the January 31, 2003 redemption date.

  In addition, the Company has granted registration rights and rights of first offer to the Series A, C, and D holders, and is precluded from carrying out certain actions without the approval of the majority of the Series A, C, and D holders voting as a group.

8. Shareholders' Equity

Convertible Preferred Stock

  In September 1996, Primus completed a private offering of 500,000 shares of Series B convertible preferred stock (Series B) for $981,000, net of offering costs of $19,000. Holders of Series B have preferential rights to dividends when and if declared by the Board of Directors. The holders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted. In the event of liquidation, the holders of Series B have preferential rights to liquidation payments of $2.00 per share, plus any accrued but unpaid dividends. The preferred stock is convertible into common stock as provided by the Articles of Incorporation (Articles) (currently convertible into 0.333 shares of common stock), at the option of the holder, or automatically upon the vote or written consent of the holders of a majority of the shares of applicable Series then outstanding, or upon the closing of an initial public offering of the Company's common stock from which the net proceeds are at least $10 million and at a price per share of at least $10.50. In addition, the Company has granted rights of first offer to the Series B holders and is precluded from carrying out certain actions without the approval of the majority of the Series B holders voting as a group.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)

8. Shareholders' Equity--(continued)


Stock Options

  The Company's stock option plans include the Employee Stock Option and Restricted Stock Purchase Plan, the Nonemployee Director Stock Option Plan, and the 1995 Stock Incentive Option Plan (the Plans). The Plans provide for the granting of incentive stock options to employees and nonqualified stock options to employees, directors, and consultants. Options granted under the Plans typically vest at variable rates, up to four years, determined by the Board of Directors, and remain exercisable for a period not to exceed ten years. During 1998, the shareholders increased the number of shares available under the plans by 666,667.

  A summary of the Company's stock option activity and related weighted-average exercise prices for the years ended December 31 follow:

                                                            Outstanding Options
                                                            --------------------
                                                  Shares               Weighted-
                                                Available    Number     Average
                                                   for         of      Exercise
                                                  Grant      Shares     Prices
                                                ----------  ---------  ---------
     Balance at January 1, 1996................    833,333  1,751,838   $1.7843
       Options granted.........................   (482,448)   482,448    3.0000
       Options canceled........................     23,540   (192,598)   2.4563
       Options exercised.......................         --    (19,263)   0.9569
                                                ----------  ---------   -------
     Balance at December 31, 1996
      (exercisable--1,286,914).................    374,425  2,022,425    2.0182
       Additional shares authorized............  1,333,333         --
       Options granted......................... (1,742,005) 1,742,005    3.0000
       Options canceled........................    251,168   (939,672)   1.9263
       Options exercised.......................         --    (30,718)   2.6570
                                                ----------  ---------   -------
     Balance at December 31, 1997
      (exercisable--1,504,136).................    216,921  2,794,040    2.6592
       Additional shares authorized............    666,667         --
       Options granted.........................   (635,953)   635,953    3.8536
       Options canceled........................    377,163   (420,760)   3.1601
       Options exercised.......................         --   (451,086)   1.7347
                                                ----------  ---------   -------
     Balance at December 31, 1998
      (exercisable--1,413,005).................    624,798  2,558,147    3.0363
       Options granted.........................   (637,420)   637,420    7.8036
       Options canceled........................     37,263   (174,762)   2.5151
       Options exercised.......................         --   (105,378)   2.6738
                                                ----------  ---------   -------
     Balance at March 31, 1999
      (exercisable--1,289,804).................     24,641  2,915,427   $4.1229
                                                ==========  =========   =======

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)

8. Shareholders' Equity--(continued)

  Information regarding the weighted-average remaining contractual life and weighted average exercise price of options outstanding and options exercisable at December 31, 1998 for selected exercise price ranges is as follows:

                               Outstanding                      Exercisable
                        -------------------------------    ----------------------------
                                         Weighted-                         Weighted-
         Range of                         Average                           Average
         Exercise       Number of       Contractual        Number of       Exercise
          Prices         Options        Life (Years)        Options          Price
         --------       ---------       ------------       ---------       ---------
          $0.03            49,999           5.49              49,999         $0.03
           0.80             1,000           4.90               1,000          0.80
           1.65            17,295           5.29              17,295          1.65
           2.25           277,638           6.12             276,283          2.25
           3.00         1,966,814           8.76           1,068,428          3.00
           4.50           174,083           9.48                 --            --
           6.00            71,318           9.78                 --            --
                        ---------                          ---------
       $0.03--$6.00     2,558,147           8.46           1,413,005         $2.73
                        =========                          =========

  The Company recognized $4,452, $1,969, and $706 during 1996, 1997, and 1998, respectively, of consulting expense equal to the estimated fair value of options granted to consultants.

  Pro forma information regarding net loss is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair market value method of SFAS 123. The fair value of these options was estimated at the date of grant using a minimum value option pricing model using the multiple-option approach with the following weighted-average assumptions: risk-free interest rates range from 5.61% to 4.45% in 1998, 5.71% to 6.75% in 1997; and 6.09% to 6.46% in 1996; an expected life of the options of five years, and a dividend yield rate of 0% for all years.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1996    1997    1998
                                                        ------- ------- -------
                                                            (In thousands,
                                                        Except Per Share Data)
     Loss available to common shareholders:
       As reported..................................... $ 6,086 $ 6,286 $11,148
       SFAS No. 123 pro forma net loss................. $ 6,292 $ 6,938 $11,403
     Basic and diluted loss per share:
       As reported..................................... $  1.58 $  1.62 $  2.82
       SFAS No. 123 pro forma.......................... $  1.63 $  1.79 $  2.88
     Weighted-average fair value of options
      granted during the year.......................... $0.7965 $0.7353 $0.8595

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)

8. Shareholders' Equity--(continued)

  Under SFAS 123, compensation expense representing the fair value of the option grant is recognized over the vesting period. The initial impact on pro forma net loss may not be representative of compensation expense in future years, when the effect of amortization of multiple awards would be reflected in pro forma earnings.

Stock Warrants

  In March of 1999, the Company issued warrants to acquire 5,000 shares of common stock at an exercise price of $9.00 per share to a consultant. The value of the warrants will be recognized over the related service period with final valuation at the completion of the service period.

  In 1998, the Company issued warrants to acquire 22,500 shares of common stock at an exercise price of $6.00 per share to a bank in conjunction with the financing arrangement. The value of the warrants was immaterial. The warrants expire in the year 2005. In 1998, the Company also issued warrants to acquire 55,999 shares of Series D preferred stock at exercise prices of $7.50 per share as part of the Series D financing. The warrants expire in 2003 or upon closing of an initial public offering.

  In 1997, the Company issued warrants to acquire 21,667 shares of common stock at an exercise price of $3.00 per share to consultants. The warrants expire in the years 2005 and 2007 with regard to 8,333 and 6,667 warrants, respectively, or upon the closing of an initial public offering, and in 2006 with regard to 6,667 warrants.

  In February 1996, the Company issued warrants to acquire 25,000 shares of common stock at an exercise price of $3.00 per share in exchange for a loan guarantee of which 16,667 have been subsequently exercised. In addition, the Company issued warrants to acquire 8,000 shares of common stock at an exercise price of $3.00 per share in exchange for consulting services. The fair value of all of the warrants was immaterial. The warrants expire upon the closing of an initial public offering of the Company's common stock. In years preceding 1996, the Company issued warrants to acquire shares of common stock at prices of $2.25 and $3.00 per share, of which 16,390 remain outstanding at December 31, 1998. As of March 31, 1999, outstanding warrants were as follows:

                              Number
                 ------------------------------------                    Exercise
                 Common                    Preferred                      Price
                 ------                    ---------                     --------
                 14,840                        --                         $2.25
                 39,550                        --                          3.00
                 22,500                        --                          6.00
                  5,000                        --                          9.00
                    --                      55,999                         2.50
                 ------                     ------
                 81,890                     55,999
                 ======                     ======

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)


Common Stock Reserved

  Common stock reserved for future issuance at December 31, 1998 is as follows:

         Common stock warrants..........................    76,890
         Preferred stock warrants.......................    18,666
         Common stock options........................... 3,182,945
         Series A preferred stock....................... 2,833,333
         Series B preferred stock.......................   166,666
         Series C preferred stock.......................   333,333
         Series D preferred stock....................... 1,633,333
                                                         ---------
                                                         8,245,166
                                                         =========

9. Employee Benefit Plan

  The Company maintains a deferred contribution retirement plan for eligible employees under the provisions of Internal Revenue Code Section 401(k). Participants may defer up to 15% of their annual compensation on a pretax basis, subject to maximum limits on contributions. Contributions by the Company are at the discretion of the Board of Directors. No discretionary contributions have been made by the Company to date.

10. Commitments

  The Company leases office space under an operating lease expiring in October 2000. The Company also leases office equipment under capital leases.

  Future minimum rental payments under noncancelable capital and operating leases with initial terms in excess of one year are as follows as of December 31, 1998:

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
                                                                (In thousands)
                                                               -----------------
       1999...................................................  $ 34    $  687
       2000...................................................    34       473
       2001...................................................    25       --
                                                                ----    ------
                                                                  93    $1,160
                                                                        ======
       Less amounts representing interest.....................   (11)
                                                                ----
       Present value of minimum payments......................    82
       Less current portion...................................    28
                                                                ----
       Total long-term obligations............................  $ 54
                                                                ====

  Rent expense for the years ended December 31, 1996, 1997, and 1998 was $365,000, $520,000, and $662,000, respectively.

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)


11. Related-Party Transactions

  TCI, a significant shareholder, became a reseller of the SolutionBuilder product in Japan during 1997. The agreement provided for the sale to TCI of the SolutionBuilder product and support services aggregating $2 million, of which $1,395,427 has been deferred as of December 31, 1998. Revenue recognized in 1997 and 1998 and the three months ended March 31, 1999 was $30,000, $575,000, and $0, respectively. The revenue is recognized as TCI and its distributor, Primus KK, sell product to end-users.

12. Earnings Per Share

  The following represents the calculations for earnings per share:

                                                           Three Months Ended
                             Year Ended December 31,            March 31,
                          -------------------------------  --------------------
                            1996       1997       1998       1998       1999
                          ---------  ---------  ---------  ---------  ---------
                                (In thousands, except per share data)
Net loss (A)............  $  (5,878) $  (5,985) $ (10,603) $  (1,626) $  (1,863)
Preferred stock
 accretion..............       (208)      (301)      (545)       (80)      (215)
                          ---------  ---------  ---------  ---------  ---------
Loss available to common
 shareholders (B).......  $  (6,086) $  (6,286) $ (11,148) $  (1,706) $  (2,078)
                          =========  =========  =========  =========  =========
Weighted-average number
 of common shares (C)...  3,857,448  3,883,514  3,957,310  3,903,007  4,313,329
                          =========  =========             =========
Pro forma adjustment for
 convertible preferred
 stock..................                        4,062,740             4,966,667
                                                ---------             ---------
Pro forma weighted-
 average shares (D).....                        8,020,050             9,279,996
                                                =========             =========
Loss per share:
  Basic and diluted
   (B)/(C)..............     $(1.58)   $(1.62)     $(2.82)   $(0.44)     $(0.48)
  Pro forma basic and
   diluted (A)/(D)......                            (1.32)                (0.20)

  Outstanding warrant and stock options to purchase shares of common stock were excluded from the computation of diluted earnings per share because their effect was antidilutive (see Note 8 for additional stock option information) as follows:

                                       December 31,               March 31,
                               ----------------------------- -------------------
                                 1996      1997      1998      1998      1999
                               --------- --------- --------- --------- ---------
     Options.................. 2,022,425 2,794,040 2,558,147 2,966,471 2,915,427
     Warrants.................    49,390    71,057    95,556    76,890   100,556

13. International Operations

  Information regarding revenues by geographic regions is as follows:

                                                                   Three Months
                                              Year Ended December      Ended
                                                      31,            March 31,
                                              -------------------- -------------
                                               1996   1997   1998   1998   1999
                                              ------ ------ ------ ------ ------
                                                        (In thousands)
     North America........................... $2,422 $5,158 $7,180 $1,334 $2,490
     International...........................    --      31  1,430     31  1,421
                                              ------ ------ ------ ------ ------
       Total revenues........................ $2,422 $5,189 $8,610 $1,365 $3,911
                                              ====== ====== ====== ====== ======

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.

  (Information as of and for the three months ended March 31, 1998 and 1999 is unaudited)


14. Subsequent Events

Initial Public Offering

  In April 1999, the Board of Directors authorized management to file a Registration Statement with the Securities and Exchange Commission to permit the Company to offer its common stock to the public. If the offering is consummated under terms presently anticipated, each outstanding share of Series A redeemable convertible preferred stock will convert into 0.410 shares of common stock, and all other preferred stock will convert into 0.333 shares of common stock. Unaudited pro forma shareholders' equity reflects the assumed conversion of the preferred stock into common stock and the assumed conversion of redeemable convertible preferred stock warrants into common stock warrants as of March 31, 1999.

Employee Stock Purchase and Incentive Plans

  In April 1999, the Board increased the shares reserved under the 1995 Stock Incentive Compensation Plan by 500,000 and adopted the 1999 Stock Incentive Compensation Plan and the Employee Stock Purchase Plan, subject to shareholder approval. A total of 1,166,667 shares of common is reserved under the Stock Incentive Compensation Plan, plus annual increases as defined in the plan document. The Employee Stock Purchase Plan authorizes the issuance of 600,000 shares of common stock, plus annual increases as defined by the plan document.

Reverse Stock Split and Capitalization Change

  In April 1999, the Board of Directors authorized a 1-for-3 reverse stock split of the Company's common stock and, in connection with the stock split, the Company adjusted the authorized shares in its capitalization subject to shareholder approval. The related common stock and per-share data in the accompanying financial statements has been retroactively stated to reflect the reverse stock split.

Bank Financing

  In April 1999, the Company renewed its financing arrangement with the bank, which provides a $5 million line of credit and a $1 million term loan. The line of credit matures in April 2000, and bears interest at rates of Prime plus 0.75%. The term loan is available for advances for 1 year during which time interest only is payable at prime plus 1% after which principal and interest payments are due in equal monthly payments over 3 years beginning April 2000. The arrangement is secured by all assets of the Company. The agreement includes certain financial covenants including those requiring the Company to maintain minimum levels of working capital, liquidity and minimum levels of profitability. In connection with the arrangement the Company issued warrants to purchase 23,333 shares of common stock at an exercise price of $10.50.

BACK COVER

SOLUTIONSERIES PRODUCTS

[LOGO OF SOLUTIONPUBLISHER] Provides Web self-service to customers around the clock. Problems not solved by self-service can be escalated to customer support personnel.

[LOGO OF SOLUTIONEXPLORER] Uses the Web to enable extended enterprise employees and partners to contribute to and draw upon the problem-resolution knowledge base.

[LOGO OF SOLUTIONBUILDER] Desktop application for capturing, solving, reusing and sharing problem-resolution information.

                           [PRIMUS LOGO APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   Securities and Exchange Commission registration fee................ $ 14,003
   NASD filing fee....................................................    5,537
   Nasdaq National Market listing fee.................................    5,000
   Blue Sky fees and expenses.........................................   10,000
   Printing and engraving expenses....................................  175,000
   Legal fees and expenses............................................  500,000
   Accounting fees and expenses.......................................  250,000
   Transfer Agent and Registrar fees..................................   10,000
   Miscellaneous expenses.............................................    5,460
                                                                       --------
   Total.............................................................. $950,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

  Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 10 of the registrant's Restated Bylaws (Exhibit 3.2 hereto) provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the registrant for such purpose.

  Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Section 5.2 of the registrant's Fourth Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in this Registration Statement.

Item 15. Recent Sales of Unregistered Securities

  Since April 1, 1996, the registrant has issued and sold unregistered securities as follows. The numbers below reflect the proposed 3-for-1 reverse stock split of the registrant's common stock.

 1. On May 8, 1996, the registrant issued a warrant to purchase 3,833 shares of common stock, with an exercise price of $3.00 per share, to a member of the registrant's board of directors for consulting services.

 2. On September 27, 1996, the registrant issued 500,000 shares of Series B preferred stock, which are convertible into 166,667 shares of common stock to an affiliate of a current shareholder for an aggregate consideration of $1,000,000.

 3. On March 27, 1997 and March 31, 1997, the registrant issued an aggregate of 1,000,000 shares of Series C preferred stock, which are convertible into 333,333 shares of common stock, to one current shareholder for an aggregate consideration of $2,000,000.

 4. On September 30, 1997, the registrant issued a warrant to purchase 8,333 shares of common stock, with an exercise price of $1.00 per share, to a consultant in exchange for services.

 5. On November 4, 1997, the registrant issued a warrant to purchase 6,667 shares of common stock, with an exercise price of $3.00 per share, to a consultant in exchange for services.

 6. On March 20, 1998, the registrant issued a warrant for the purchase of 22,500 shares of common stock, with an exercise price of $6.00 per share, to a bank in connection with a debt financing.

 7. On June 29, 1998, the registrant issued warrants for the purchase of an aggregate of 56,000 shares of Series D preferred stock, convertible into an aggregate of 18,667 shares of common stock, with an aggregate exercise price of $140,000, to four current shareholders in connection with a bridge loan.

 8. On July 22, 1998, the registrant issued an aggregate of 4,900,000 shares of Series D preferred stock, which are convertible into 1,633,333 shares of common stock, to five current shareholders and two accredited investors for an aggregate consideration of $12,250,000.

 9. On March 18, 1999, the registrant issued 1,333 shares of common stock, valued at $6.00 per share, to an accredited investor in conjunction with a donation for a charitable auction.

10. On March 31, 1999, the registrant issued 91,389 shares of common stock to five current shareholders and five new accredited investors for $9.00 per share or an aggregate price of $1,128,924.

11. From April 1, 1996 through April 1, 1999, the registrant granted stock options to purchase an aggregate of 3,329,244 shares of common stock with exercise prices ranging from $3.00 to $9.00 per share, under the registrant's three stock option plans. Of these options, options for 1,728,324 shares have been cancelled without being exercised, options for 606,428 shares have been exercised and options 2,611,443 shares remained outstanding as of April 1, 1999.

  The sales and issuances of these securities were exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder on the basis that these options were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701, or pursuant to Section 4(2) of the Securities Act on the basis that the transactions did not involve a public offering.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

  Number                               Description
  ------                               -----------
   1.1*   Form of Underwriting Agreement.

   3.1* Fourth Amended and Restated Articles of Incorporation of the registrant.

   3.2*   Second Amended and Restated Bylaws of the registrant.

   5.1*   Opinion of Perkins Coie LLP as to the legality of the shares.

  10.1 Registration Rights Agreement, as amended July 22, 1998, by and among the registrant, TransCosmos USA Inc., TransCosmos Inc., Encompass
          Group, Inc., Oak Investment Partners VI L.P., Oak VI Affiliates LLC,
          Northwest Equity Partners V, Piper Jaffray, Inc., and Snowden L.P.

  10.2 Separation Agreement, dated as of November 6, 1998, by and between the registrant and Steven L. Sperry.

  10.3 Joint Venture Agreement, dated November 16, 1995, by and between the registrant and Trans Cosmos, Inc.

  10.4 First Amendment to Joint Venture Agreement, dated September 26, 1997, by and among the registrant, Trans Cosmos, Inc., and Best Career
          Company.

  10.5** Exclusive Distribution License Agreement, dated September 26, 1997, by and between the registrant and Trans Cosmos Inc.

  10.6 First Right of Refusal, dated September 26, 1997, by and between the registrant and Primus K.K.

  10.7** Software Marketing and Distribution Agreement, dated March 31, 1998, by and between the registrant and Primus Knowledge Solutions K.K.

  10.8**  Amended and Restated Value Added Reseller License Agreement, dated
          December 31, 1997, by and between the registrant and Versant Object
          Technology Corporation.

  10.9** Software License Agreement dated June 27, 1997, by and between the registrant and 3Com Corporation.

  10.10** Amendment No. 1 to Software License Agreement, dated June 25, 1997, by and between the registrant and 3Com Corporation.

  10.11   Amendment No. 2 to Software License Agreement, dated September 26,
          1997, by and between the registrant and 3Com Corporation.

  10.12** Third Amendment to Software License Agreement and Second Amendment to
          Support and Maintenance Agreement, dated August 27, 1998, by and between the registrant and 3Com Corporation.

  10.13** Support and Maintenance Agreement, dated June 27, 1997, by and between the registrant and 3Com Corporation.

  10.14   Amendment No. 1 to Support and Maintenance Agreement, dated June 25,
          1997, by and between the registrant and 3Com Corporation.

  10.15 Form of Change of Control Agreement, to be entered into by the registrant, Michael A. Brochu, Elizabeth J. Huebner, Kim M. Nelson,
          Patricia L. Cox and Edward L. Walter.

  10.16* Employment Agreement, dated June 19, 1998, by and between the registrant and Elizabeth J. Huebner.

  10.17 Employee Stock Option and Restricted Stock Award Plan, as adopted by registrant's board of directors on November 29, 1993.

  10.18 Non-Employee Director Stock Option Plan, as adopted by registrant's board of directors on November 1, 1994.


  Number                              Description
  ------                              -----------
  10.19   1995 Stock Incentive Compensation Plan, as amended and restated on
          March 12, 1996 and amended on February 10, 1998.

  10.20   1999 Stock Incentive Compensation Plan.

  10.21*  1999 Employee Stock Purchase Plan.

  10.22 Office Lease Agreement, dated July 25, 1995, by and between the registrant and Westlake Center Associates Limited Partnership.

  10.23 Lease Amendment 1, dated February 1, 1999, by and between the registrant and Westlake Center Associates Limited Partnership.

  10.24** Services Agreement, dated February 13, 1998, by and between the registrant and Encompass Globalization, Inc.

  21.1    Subsidiaries of the registrant.

  23.1    Consent of Ernst & Young LLP.

  23.2* Consent of Perkins Coie LLP (Contained in the opinion filed as Exhibit 5.1)

  24.1    Power of Attorney (contained on signature page).

  27.1    Financial Data Schedule.

  99.1    Report of Ernst & Young LLP, Independent Auditors, on Financial
          Statement Schedule.

--------
 * To be filed by amendment.

** Registrant has sought confidential treatment pursuant to Rule 406 for portions of the referenced exhibit.

  (b) Financial Statement Schedules

  All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

Item 17. Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 30th day of April, 1999.

                                          Primus Knowledge Solutions, Inc.

                                                  /s/ Michael A. Brochu
                                           ___________________________________
                                              Michael A. Brochu, President

                               POWER OF ATTORNEY

  Each person whose individual signature appears below hereby authorizes and appoints Michael A. Brochu and Elizabeth J. Huebner, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 30th day of April, 1999.

          /s/ Michael A. Brochu            President, Chief Executive Officer and
 ________________________________________  Chairman of the Board (Principal Executive
             Michael A. Brochu             Officer)

        /s/ Elizabeth J. Huebner           Vice President, Chief Financial Officer,
 ________________________________________  Secretary and Treasurer (Principal
           Elizabeth J. Huebner            Financial and Accounting Officer)

          /s/ Antonio M. Audino            Director
 ________________________________________
             Antonio M. Audino

            /s/ Promod Haque               Director
 ________________________________________
               Promod Haque

         /s/ Fredric W. Harman             Director
 ________________________________________
             Fredric W. Harman

          /s/ Yasuki Matsumoto             Director
 ________________________________________
             Yasuki Matsumoto

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.
                                 March 31, 1999
                                 (In thousands)

         Column A          Column B       Column C         Column D   Column E
         --------          ---------      --------       ------------ ---------
                                          Additions
                                     -------------------
                            Balance  Charged  Charged to
                              of     to Costs   Other                  Balance
                           Beginning   and    Accounts-- Deduction --  at End
       Description         of Period Expenses  Describe   Describe(1) of Period
       -----------         --------- -------- ---------- ------------ ---------
Year ended December 31,
 1996
  Deducted from asset
   accounts:
    Allowance for doubtful
     accounts.............   $--       $70       $--         $--        $ 70
Year ended December 31,
 1997
  Deducted from asset
   accounts:
    Allowance for doubtful
     accounts.............   $ 70       --        --          --        $ 70
Year ended December 31,
 1998
  Deducted from asset
   accounts:
    Allowance for doubtful
     accounts.............   $ 70      $301       --          --        $371
Three months ended March
 31, 1999
  Deducted from asset
   accounts:
    Allowance for doubtful
     accounts.............   $371       --        --          --        $371

--------
(1) Uncollectible accounts written off, net of recoveries.

                                 EXHIBIT INDEX

  Number                               Description
  ------                               -----------
   1.1*   Form of Underwriting Agreement.

   3.1* Fourth Amended and Restated Articles of Incorporation of the registrant.

   3.2*   Second Amended and Restated Bylaws of the registrant.

   5.1*   Opinion of Perkins Coie LLP as to the legality of the shares.

  10.1 Registration Rights Agreement, as amended July 22, 1998, by and among the registrant, TransCosmos USA Inc., TransCosmos Inc., Encompass
          Group, Inc., Oak Investment Partners VI L.P., Oak VI Affiliates LLC,
          Northwest Equity Partners V, Piper Jaffray, Inc., and Snowden L.P.

  10.2 Separation Agreement, dated as of November 6, 1998, by and between the registrant and Steven L. Sperry.

  10.3 Joint Venture Agreement, dated November 16, 1995, by and between the registrant and Trans Cosmos, Inc.

  10.4 First Amendment to Joint Venture Agreement, dated September 26, 1997, by and among the registrant, Trans Cosmos, Inc., and Best Career
          Company.

  10.5** Exclusive Distribution License Agreement, dated September 26, 1997, by and between the registrant and Trans Cosmos Inc.

  10.6 First Right of Refusal, dated September 26, 1997, by and between the registrant and Primus K.K.

  10.7** Software Marketing and Distribution Agreement, dated March 31, 1998, by and between the registrant and Primus Knowledge Solutions K.K.

  10.8**  Amended and Restated Value Added Reseller License Agreement, dated
          December 31, 1997, by and between the registrant and Versant Object
          Technology Corporation.

  10.9** Software License Agreement dated June 27, 1997, by and between the registrant and 3Com Corporation.

  10.10** Amendment No. 1 to Software License Agreement, dated June 25, 1997, by and between the registrant and 3Com Corporation.

  10.11   Amendment No. 2 to Software License Agreement, dated September 26,
          1997, by and between the registrant and 3Com Corporation.

  10.12** Third Amendment to Software License Agreement and Second Amendment to
          Support and Maintenance Agreement, dated August 27, 1998, by and between the registrant and 3Com Corporation.

  10.13** Support and Maintenance Agreement, dated June 27, 1997, by and between the registrant and 3Com Corporation.

  10.14   Amendment No. 1 to Support and Maintenance Agreement, dated June 25,
          1997, by and between the registrant and 3Com Corporation.

  10.15 Form of Change of Control Agreement, to be entered into by the registrant, Michael A. Brochu, Elizabeth J. Huebner, Kim M. Nelson,
          Patricia L. Cox and Edward L. Walter.

  10.16* Employment Agreement, dated June 19, 1998, by and between the registrant and Elizabeth J. Huebner.

  10.17 Employee Stock Option and Restricted Stock Award Plan, as adopted by registrant's board of directors on November 29, 1993.

  10.18 Non-Employee Director Stock Option Plan, as adopted by registrant's board of directors on November 1, 1994.

  10.19   1995 Stock Incentive Compensation Plan, as amended and restated on
          March 12, 1996 and amended on February 10, 1998.

  Number                            Description
  ------                            -----------
  10.20   1999 Stock Incentive Compensation Plan.

  10.21*  1999 Employee Stock Purchase Plan.

  10.22 Office Lease Agreement, dated July 25, 1995, by and between the registrant and Westlake Center Associates Limited Partnership.

  10.23 Lease Amendment 1, dated February 1, 1999, by and between the registrant and Westlake Center Associates Limited Partnership.

  10.24** Services Agreement, dated February 13, 1998, by and between the registrant and Encompass Globalization, Inc.

  21.1    Subsidiaries of the registrant.

  23.1    Consent of Ernst & Young LLP.
  23.2* Consent of Perkins Coie LLP (Contained in the opinion filed as Exhibit 5.1)

  24.1    Power of Attorney (contained on signature page).

  27.1    Financial Data Schedule.

  99.1    Report of Ernst & Young LLP, Independent Auditors, on Financial
          Statement Schedule.

--------
 * To be filed by amendment.

** Registrant has sought confidential treatment pursuant to Rule 406 for portions of the referenced exhibit.